UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange
Act of 1934
For the quarter ended June 30, 2011
Commission File Number 001—32945
WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22 - 4095-2100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No: 333-136168).
CONVENTIONS USED IN THIS REPORT
In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$” or “dollars” or “US dollars” are to the legal currency of the US and references to “” or “rupees” or “Indian rupees” are to the legal currency of India. References to “pound sterling” or “£” are to the legal currency of the UK. References to the Euro are to the legal currency of the European Monetary Union References to “pence” are to the legal currency of Jersey, Channel Islands. Our financial statements are prepared in US dollars. Until March 31, 2011, we prepared our financial statements in accordance with US generally accepted accounting principles (“US GAAP”), which is considered our Previous GAAP. With effect from April 1, 2011, we adopted the International Financial Reporting Standards and its interpretations (“IFRS”), as issued by International Accounting Standards Board (“IASB”). Our financial statements included in this report are prepared in accordance with IFRS, as issued by IASB, as in effect as at June 30, 2011. To the extent IASB issues any amendments or any new standards subsequent to June 30, 2011, there may be differences between IFRS applied to prepare the financial statements included in this report and those that will be applied in our annual financial statements for the year ending March 31, 2012.
The financial statements included in this report are our first IFRS condensed interim consolidated financial statements and IFRS 1, “First Time Adoption of International Financial Reporting Standards” has been applied. These unaudited condensed interim consolidated financial statements do not include all the information required for full audited annual consolidated financial statements and are prepared in accordance with IAS 34, “Interim Financial Reporting.” An explanation of how the transition to IFRS has affected our reported financial position and financial performance is provided in Note 2.i. to the unaudited condensed interim consolidated financial statements included in this report. Note 2.i. includes reconciliations of equity as at April 1, 2010, June 30, 2010 and March 31, 2011, and profit and comprehensive income for the three months ended June 30, 2010 and for the year ended March 31, 2011. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
In this report, unless otherwise specified or the context requires, the term “WNS” refers to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and the terms “our company,” “we,” “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.
We also refer in various places within this report to “revenue less repair payments,” which is a non-GAAP measure that is calculated as revenue less payments to automobile repair centers and more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with IFRS. Unless otherwise indicated, references to “GAAP” in this report are to IFRS, as issued by IASB.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources and the impact of our adoption of IFRS, as issued by IASB. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:
•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	our ability to attract and retain clients;

•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients in a limited number of industries;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	increasing competition in the business process outsourcing industry;

•	our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd., or Aviva Global (which we have renamed as WNS Customer Solutions (Singapore) Private Limited, or WNS Global Singapore following our acquisition) and our master services agreement with Aviva Global Services (Management Services) Private Limited, or AVIVA MS, as described below;

•	our ability to successfully consummate strategic acquisitions; and

•	volatility of our ADS price.
These and other factors are more fully discussed in our other filings with the Securities and Exchange Commission, or the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 20-F for our fiscal year ended March 31, 2011. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Part I — FINANCIAL INFORMATION
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited, amounts in thousands, except share and per share data)

		As at	As at	As at
	Notes	June 30, 2011	March 31, 2011	April 1, 2010
ASSETS
Current assets:
Cash and cash equivalents	4	$20,290	$27,090	$32,311
Bank deposits and marketable securities		12	12	45
Trade receivables	5	70,494	78,586	44,821
Unbilled revenue		31,096	30,837	40,892
Funds held for clients		7,944	8,799	11,372
Current tax assets		6,373	8,502	5,602
Derivative assets	10	8,332	11,182	22,808
Prepayments and other current assets	6	20,795	16,447	16,694

Total current assets		165,336	181,455	174,545

Non-current assets:
Investments		2	2	—
Goodwill	7	93,502	93,533	90,662
Intangible assets	8	148,615	156,587	188,079
Property and equipment	9	49,351	47,178	48,547
Derivative assets	10	2,126	2,282	8,375
Deferred tax assets		34,829	33,518	25,200
Other non-current assets	6	7,912	8,040	8,611

Total non-current assets		336,337	341,140	369,474

TOTAL ASSETS		$501,673	$522,595	$544,019

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$32,495	$43,748	$27,900
Provisions		34,988	32,933	43,390
Derivative liabilities	10	7,860	9,963	17,597
Pension and other employee obligations		24,089	31,029	31,023
Short term line of credit		11,700	14,593	—
Current portion of long term debt		49,515	49,392	39,567
Deferred revenue		6,234	6,962	4,891
Income taxes payable		2,707	3,088	2,550
Other liabilities	12	5,223	4,126	8,745

Total current liabilities		174,811	195,834	175,663

Non-current liabilities:
Derivative liabilities	10	348	431	7,600
Pension and other employee obligations		4,720	4,485	4,286
Long term debt		43,016	42,889	94,658
Deferred revenue		5,485	5,976	3,515
Other non-current liabilities	12	2,365	2,978	3,727
Deferred tax liabilities		4,684	5,146	8,226

Total non-current liabilities		60,618	61,905	122,012

TOTAL LIABILITIES		235,429	257,739	297,675

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 50,000,000 shares; issued: 44,500,684, 44,443,726 and 43,743,953 shares, respectively)		6,965	6,955	6,848
Share premium		213,283	211,430	206,968
Retained earnings		47,248	46,589	28,676
Other components of equity		(1,252)	(118)	3,852

Total shareholders’ equity		266,244	264,856	246,344

TOTAL LIABILITIES AND EQUITY		$501,673	$522,595	$544,019

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, amounts in thousands, except share and per share data)

		Three months ended June 30,
	Notes	2011	2010
Revenue	13	$125,663	$149,964
Cost of revenue	13, 14	95,410	122,740

Gross profit		30,253	27,224
Operating expenses:
Selling and marketing expenses	14	6,629	5,055
General and administrative expenses	14	12,749	14,107
Foreign exchange gains, net		(1,325)	(3,034)
Amortization of intangible assets		7,840	7,980

Operating profit		4,360	3,116
Other income, net		(204)	(175)
Finance expense		1,176	7,544

Profit (loss) before income taxes		3,388	(4,253)
Provision for income taxes	16	2,729	1,582

Profit (loss)		$659	$(5,835)

Earnings (loss) per share of ordinary share	17
Basic		$0.01	$(0.13)

Diluted		$0.01	$(0.13)

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited, amounts in thousands)

		Three months ended June 30,
	Notes	2011	2010
Profit (loss)		$659	$(5,835)

Other comprehensive income (loss), net of taxes	16
Pension adjustment		(73)	13
Changes in fair value of cash flow hedges
Current year gain (loss)		1,644	(3,436)
Reclassification to profit (loss)		(2,405)	930
Foreign currency translation		(300)	(4,912)

Total other comprehensive loss, net of taxes		$(1,134)	$(7,405)

Total comprehensive loss		$(475)	$(13,240)

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited, amounts in thousands, expect per share data)

					Other components of equity
					Foreign
	Share capital				currency	Cash flow		Total
		Par	Share	Retained	translation	hedging	Pension	shareholders’
	Number	value	premium	earnings	reserve	reserve	adjustments	equity
Balance as at April 1, 2011	44,443,726	$6,955	$211,430	$46,589	$(4,273)	$3,459	$696	$264,856

Shares issued for exercised options and restricted share units (“RSUs”)	56,958	10	72	—	—	—	—	82

Share-based compensation charge	—	—	1,464	—	—	—	—	1,464

Excess tax benefits from exercise of share-based options and RSUs	—	—	317	—	—	—	—	317

Profit	—	—	—	659	—	—	—	659
Other comprehensive loss, net of taxes	—	—	—	—	(300)	(761)	(73)	(1,134)

Balance as at June 30, 2011	44,500,684	$6,965	$213,283	$47,248	$(4,573)	$2,698	$623	$266,244

					Other components of equity
					Foreign
	Share capital				currency	Cash flow		Total
		Par	Share	Retained	translation	hedging	Pension	shareholders’
	Number	value	premium	earnings	reserve	reserve	adjustments	equity
Balance as at April 1, 2010	43,743,953	$6,848	$206,968	$28,676	$(11,578)	$15,430	$—	$246,344

Shares issued for exercised options and restricted share units (“RSUs”)	373,132	56	391	—	—	—	—	447

Share-based compensation charge	—	—	44	—	—	—	—	44

Excess tax benefits from exercise of share-based options and RSUs	—	—	746	—	—	—	—	746

Loss	—	—	—	(5,835)	—	—	—	(5,835)
Other comprehensive income(loss), net of taxes	—	—	—	—	(4,912)	(2,506)	13	(7,405)

Balance as at June 30, 2010	44,117,085	$6,904	$208,149	$22,841	$(16,490)	$12,924	$13	$234,341

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, amounts in thousands)

	Three months ended
	June 30,
	2011	2010
Cash flows from operating activities
Cash generated from operations	$5,703	$9,976
Interest paid	(1,339)	(2,646)
Interest received	12	36
Income tax paid	(2,042)	(2,851)

Net cash provided by operating activities	2,334	4,515

Cash flows from investing activities
Purchase of property and equipment	(6,752)	(2,750)
Proceeds from sale of property and equipment, net	67	55
Marketable securities and deposits purchased, net	—	(7)

Net cash used in investing activities	(6,685)	(2,702)

Cash flows from financing activities
Proceeds from exercise of stock options	82	447
Excess tax benefits from share based compensation	317	749
Payment of debt issuance cost	(39)	(534)
(Repayments) proceeds from short term borrowings, net	(3,001)	6,104

Net cash (used in) provided by financing activities	(2,641)	6,766

Exchange difference on cash and cash equivalents	192	(2,060)
Net change in cash and cash equivalents	(6,800)	6,519
Cash and cash equivalents at the beginning of period	27,090	32,311

Cash and cash equivalents at the end of period	$20,290	$38,830

See accompanying notes.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
1. Company overview
WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process outsourcing (“BPO”) company with client service offices in Australia, London (UK), New York (US), Singapore and delivery centers in Costa Rica, India, the Philippines, Romania, Sri Lanka, and the UK. The Company’s clients are primarily in the travel, banking, financial services, insurance, healthcare and utilities, retail and consumer product industries.
WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES.
These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on July 20, 2011.
2. Summary of significant accounting policies
a.	Basis of preparation
These condensed interim consolidated financial statements are covered by International Financial Reporting Standards (“IFRS”) 1, “First time adoption of International Financial Reporting Standards”, as they are part of the period covered by the Company’s first IFRS financial statements for the fiscal year ending March 31, 2012 and are prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”. They do not include all of the information required in annual financial statements in accordance with IFRS.
The condensed interim consolidated statement of financial position corresponds to the classification provisions contained in IAS 1 (revised), “Presentation of financial statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the Notes, where applicable.
The Company has adopted all IFRS standards and the adoption was carried out in accordance with IFRS 1. The transition was carried out from accounting principles generally accepted in the United States of America (“US GAAP”) which is considered as the Previous GAAP. An explanation of the effect of the transition from Previous GAAP to IFRS on the Company’s equity and profit (loss) is provided in note 2.i.
Accounting policies have been applied consistently to all periods presented in the consolidated financial statements including the preparation of the IFRS opening statement of financial position as at April 1, 2010 (“Transition Date”) for the purpose of the transition to IFRS and as required by IFRS 1.
b.	Basis of measurement

The condensed interim consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:-
a.	Derivative financial instruments; and

b.	Share based payment transactions.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
c.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the condensed interim consolidated financial statements is included in the following notes:
i.	Revenue recognition:

The Company has, in limited instances, minimum commitment arrangements, wherein the service contracts provide for a minimum revenue commitment on a cumulative basis over multiple years, stated in terms of annual minimum amounts. However, when the shortfall in a particular year can be offset with revenue received in excess of minimum commitments in subsequent years, the Company recognizes deferred revenue for the shortfall which has been invoiced and received. To the extent the Company has sufficient experience to conclude that the shortfall will not be satisfied by excess revenue in a subsequent period, the deferred revenue will be recognized as revenue in that period.

Key factors that are used to determine whether the Company has sufficient experience include:
•	the historical volume of business done with a client as compared with initial projections of volume as agreed to by the client and the Company;

•	the length of time for which the Company has such historical experience;

•	future volume expected based on projections received from the client; and

•	the Company’s internal expectations of the ongoing volume with the client.
Otherwise the deferred revenue will remain until such time the Company concludes that it will not receive revenue in excess of the minimum commitment.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
For certain agreements, the Company has retroactive discounts related to meeting agreed volumes. In such situations, the Company records revenue at the discounted rate, although the Company initially bill at the higher rate, unless the Company can determine that the agreed volumes will not be met, based on the factors discussed above.
The Company provides automobile claims handling services, wherein the Company enters into contracts with its clients to process all their claims over the contract period, where the fees are determined either on a per claim basis or is a fixed payment for the contract period. Where the contracts are on a per claim basis, the Company invoices the client at the inception of the claim process. The Company estimates the processing period for the claims and recognizes revenue over the estimated processing period. This processing period generally ranges between one to two months. The processing time may be greater for new clients and the estimated service period is adjusted accordingly. The processing period is estimated based on historical experience and other relevant factors, if any.
ii.	Allowance for doubtful accounts:

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and levels of payments received and necessitate a change in estimated losses.
iii.	Income taxes:

The major tax jurisdictions for the Company are India, United Kingdom and the United States of America, though the Company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. The recognition of taxes that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances.

iv.	Deferred taxes:

The assessment of the probability of future taxable profit in which deferred tax assets can be utilized is based on the Company’s latest approved budget forecast, which is adjusted for significant non-taxable profit and expenses and specific limits to the use of any unused tax loss or credit. The tax rules in the numerous jurisdictions in which the Company operates are also carefully taken into consideration. If a positive forecast of taxable profit indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full. The recognition of deferred tax assets that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances.

v.	Impairment:

An impairment loss is recognized for the amount by which an asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows management makes assumptions about future operating results. These assumptions relate to future events and circumstances. The actual results may vary, and may cause significant adjustments to the Company’s assets within the next financial year.

In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
vi.	Valuation of derivative financial instrument:

Management uses valuation techniques in measuring the fair value of financial instruments, where active market quotes are not available. In applying the valuation techniques, management makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. These estimates may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

vii.	Accounting for defined benefit plans:

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include expected return on plan assets, discount rate assumptions and rate of future compensation increases. To estimate these factors, actuarial consultants also use estimates such as withdrawal, turnover, and mortality rates which require significant judgment. The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

viii.	Business combination:

In accounting for business combination, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired and liabilities assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Any subsequent change in these estimates would affect the amount of goodwill if the change qualifies as a measurement period adjustment. Any other change would be recognized in the statement of income in the subsequent period.

ix.	Other estimates:

The preparation of financial statements involves estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
d.	Basis of consolidation

The Company consolidates entities which it owns or controls. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. In assessing control, potential voting rights that are currently exercisable are taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.
i.	Business Combinations

Business combinations consummated subsequent to the Transition Date are accounted for using the acquisition method under the provisions of IFRS 3 (Revised), “Business Combinations”.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable tangible and intangible assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

Transaction costs that the Company incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

ii.	Transactions with noncontrolling interest

In April 2008, the Company formed a joint venture, WNS Philippines, with Advanced Contact Solutions, Inc. (“ACS”) in the Philippines. ACS has assigned its rights and obligations under the joint venture agreement in favor of its holding company Paxys Inc. Philippines (“Paxys”).This joint venture is majority owned by the Company (65%) and the balance by Paxys. Pursuant to the joint venture agreement, the Company has a call option to acquire from Paxys the remaining shares owned by Paxys and Paxys has a put option to sell all of its shareholding in the joint venture to the Company, upon the occurrence of certain conditions, as set forth in the joint venture agreement, or after August 6, 2012.

In accordance with IAS 32, “Financial Instruments: Presentation”, the Company has derecognized noncontrolling interest since the Company had the risk and rewards for the ownership of the joint venture. However, with the existence of the put option, the Company has a contractual obligation to deliver cash and hence the put option has been classified as a financial liability.

iii.	Transactions eliminated on consolidation

All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
e.	Functional and presentation currency

The condensed interim consolidated financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which these entities operates (i.e. the functional currency). The condensed interim consolidated financial statements are presented in US dollars (USD) which is the presentation currency of the Company and has been rounded off to the nearest thousands.
f.	Foreign currency transactions and translation
i.	Transactions in foreign currency

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the exchange rates prevailing at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income. Gains/losses relating to translation or settlement of trading activities are disclosed under foreign exchange gains/losses and translation or settlements of financing activities are disclosed under finance expenses.

ii.	Foreign operations

For the purpose of presenting condensed interim consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have local functional currency are translated into US dollars using exchange rates prevailing at the reporting date. Income and expense are translated at the average exchange rates for the period. Exchange differences arising, if any, are recorded in equity as part of the Company’s other comprehensive income. Such exchange differences are recognized in the statement of income in the period in which such foreign operations are disposed. Goodwill and fair value adjustments arising on the acquisition of foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date.

iii.	Others

Foreign currency differences arising on the translation or settlement of a financial liability designated and effective as a hedge of a net investment in foreign operation are recognized directly in equity as part of the Company’s other comprehensive income. The amount recognized in equity is transferred to the statement of income, as an adjustment to the profit or loss upon disposal of the related foreign operation.

i.	Financial instruments — initial recognition and subsequent measurement

Financial instruments are classified in the following categories:
•	Non-derivative financial assets comprising loans and receivables and available-for-sale.

•	Non-derivative financial liabilities comprising long term and short term borrowings and trade and other payables.

•	Derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) and fair value through other comprehensive income.
The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of the Company’s financial instruments at initial recognition.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
1)	Non derivative financial assets

a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents and other assets.

b)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition, these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items, are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to the statement of income. These are presented as current assets unless management intends to dispose of the assets after 12 months from the balance sheet date.

2)	Non derivative financial liabilities

All financial liabilities are recognized initially at fair value, except in the case of loans and borrowings which are recognized at fair value net of directly attributable transaction costs. The Company’s financial liabilities include trade and other payables, bank overdrafts, loans and borrowings.

Trade and other payables maturing later than 12 months after the balance sheet date are presented as non-current liabilities.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the effective interest rate method amortization process.

3)	Derivative financial instruments and hedge accounting

The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency. The Company limits the effect of foreign exchange rate fluctuation by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counter party is a bank. The Company holds derivative financial instruments such as foreign exchange forward and option contracts and interest rate swaps to hedge certain foreign currency and interest rate exposures.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
a)	Cash flow hedges

The Company recognizes derivative instruments as either assets or liabilities in the statement of financial position at fair value. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation.

For derivative instruments where hedge accounting is applied, the Company records the effective portion of derivative instruments that are designated as cash flow hedges in other comprehensive income (loss) in the statement comprehensive income, which is reclassified into earnings in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffectiveness portion) or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges is recorded as gains / losses, net in the statement of income. Gains/losses on cash flow hedges on intercompany forecasted revenue transactions are recorded in foreign exchange gains/losses and cash flow hedge on interest rate swaps are recorded in finance expense. Cash flows from the derivative instruments are classified within cash flows from operating activities in the statement of cash flows.

4)	Offsetting of financial instruments

Financial assets and financial liabilities are offset against each other and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

5)	Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit risk, foreign exchange rates, and forward and spot prices for currencies.

6)	Impairment of financial assets

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.
a)	Loans and receivables
Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in the statement of income.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
b)	Available-for-sale financial assets
Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. The cumulative loss that was recognized in the equity is transferred to the statement of income upon impairment.
g.	Equity and share capital
a)	Share capital and share premium

The Company has only one class of equity shares. The authorized share capital of the Company is 50,000,000 equity shares, par value $0.16 (10 pence) per share. Par value of the equity share is recorded as the share capital and the amount received in excess of par value is classified as share premium. Share based payment charge and excess tax benefit related to share option exercises is recorded in share premium.

b)	Retained earnings

Retained earnings comprise the Company’s undistributed earnings after taxes.

c)	Other components of equity

Other components of equity consist of the following:

Cash flow hedging reserve

Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognized net of taxes.

Foreign currency translation reserve

Foreign currency translation consists of the exchange difference arising from the translation of financial statement of foreign subsidiaries.

Pension adjustments

This reserve represents cumulative actuarial gain and losses recognized on defined benefits plans.

ii.	Bank deposits and marketable securities

Bank deposits consist of term deposits with an original maturity of more than three months. The Company’s marketable securities represent highly liquid investments and are acquired principally for the purpose of generating a profit from short-term fluctuation in prices. All purchases and sales of such investments are recognized on the trade date. Investments are initially measured at cost, which is the fair value of the consideration paid, including transaction costs. All marketable securities are classified and accounted as trading investments and accordingly, reported at fair value, with changes in fair value recognized in the consolidated statement of income. Interest and dividend income is recognized when earned.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
iii.	Funds held for clients

Some of the Company’s agreements in the Auto Claims handling services allow the Company to temporarily hold funds on behalf of the client. The funds are segregated from the Company’s funds and there is usually a short period of time between when the Company receives these funds from the client and when the payments are made on their behalf.

iv.	Property and equipment

Property and equipment are stated at historical cost, except for certain items of furniture, fixture and office equipment and leasehold improvements for which fair value as of the Transition Date is taken as its deemed cost (see note 2h. a) ii.), and depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset description	Asset life (in years)
Buildings	20
Computers and software	3-4
Furniture, fixtures and office equipment	4-5
Vehicles	3
Leasehold improvements	Lesser of estimated useful life or lease term
Assets acquired under capital leases are capitalized as assets by the Company at the lower of the fair value of the leased property or the present value of the related lease payments or where applicable, the estimated fair value of such assets. Assets under capital leases and leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the assets. Where the fair valuation of an asset on the Transition Date is taken as the deemed cost, the depreciation is calculated over its estimated remaining useful life.
Advances paid towards the acquisition of property and equipment and the cost of property and equipment not put to use before the balance sheet date are disclosed under the caption capital work-in-progress.
Property and equipment are reviewed for impairment, if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the property and equipment to the estimated future undiscounted net cash flows expected to be generated by the property and equipment. If estimated future undiscounted cash flows are less than the carrying amount of the property and equipment, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the property and equipment to its carrying value, with any shortfall from fair value recognized as an expense in the current period. The fair value is determined based on valuation techniques such as discounted cash flows or comparison to fair values of similar assets.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
v.	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is allocated to the cash-generating units expected to benefit from the synergies of the combination for the purpose of impairment testing. Goodwill is tested, at the cash-generating unit (or group of cash generating units) level, for impairment annually or if events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses. Impairment loss on goodwill is not reversed. See further, discussion on impairment testing under “Impairment of intangible assets and goodwill” below.

vi.	Intangible assets

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired in a business combination are recorded at fair value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over the estimated useful lives and are reviewed for impairment, if indicators of impairment arise. See further, discussion on impairment testing under “Impairment of intangible assets and goodwill” below.

The Company’s definite lived intangible assets are amortized over the estimated useful life of the assets:

Weighted average
amortization period
Asset description	(in months)
Customer contracts	100
Customer relationship	90
Intellectual property rights	36
Leasehold benefits	48
Covenant not-to-compete	48
vii.	Impairment of intangible assets and goodwill

Goodwill is not subject to amortization and tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the cash generating unit level which is the lowest level for which there are separately identifiable cash flows. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating units (or group of cash generating units) and then, to reduce the carrying amount of the other assets in the cash generating unit (or group of cash generating units) on a pro rata basis. Intangible assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
viii.	Employee benefits
a) Defined contribution plans
US Savings Plan
Eligible employees of the Company in the United States participate in a savings plan (“the Plan”) under Section 401(k) of the United States Internal Revenue Code (“the Code”). The Plan allows for employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions to the Plan. The Plan provides that the Company can make optional contributions up to the maximum allowable limit under the Code.
UK Pension Scheme
Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately in an independently administered fund. The pension expense represents contributions payable to the fund maintained by the Company.
Provident Fund
Eligible employees of the Company in India, the Philippines, Sri Lanka and United Kingdom participate in a defined contribution fund in accordance with the regulatory requirements in the respective jurisdictions. Both the employee and the Company contribute an equal amount to the fund which is equal to a specified percentage of the employee’s salary.
The Company has no further obligation under defined contribution plans beyond the contributions made under these plans. Contributions are charged to income in the year in which they accrue and are included in the consolidated statement of income.
b) Defined benefit plan
Employees in India, the Philippines and Sri Lanka are entitled to benefits a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum payment to eligible employees, at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment (subject to a maximum of approximately $22 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India and AVIVA Life Insurance Company Private Limited (together, the “Fund Administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and one Indian subsidiary have unfunded gratuity obligations.
Gratuity liabilities are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively, in accordance with IAS 19, “Employee Benefits”. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income in the statement of comprehensive income in the period in which they arise.
c) Compensated absence
The Company’s liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
ix.	Share based payment

The Company accounts for share based compensation expense relating to share-based payments using a fair-value method in accordance with IFRS 2, “Share-based Payments”. Grants issued by the Company vest in graded manner. Under the fair value method, the estimated fair value of awards is charged to income over the requisite service period, which is generally the vesting period of the award, for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company includes a forfeiture estimate in the amount of compensation expense being recognized based on the Company’s estimate of equity instruments that will eventually vest.

x.	Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money.

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
xi.	Revenue recognition

The Company derives revenue from BPO services comprised of back office administration, data management, contact center management and auto claims handling services.

Revenue is recognized to the extent it is probable that the economic benefit will flow to the Company, the amount of revenue can be measured reliably, collection is probable, the cost incurred or to be incurred can be measured reliably. Revenue from rendering services is recognized on an accrual basis when services are performed.

Revenue earned by back office administration, data management and contact center management services

Depending on the terms of the arrangement, revenue from back office administration, data management and contact center management is recognized based on three pricing models — per full-time-equivalent; per transaction; or cost-plus — as follows:
a)	per full-time-equivalent arrangements typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

b)	per transaction arrangements typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed); and

c)	cost-plus arrangements typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.
Amounts billed or payments received, where revenue recognition criteria have not been met, are recorded as deferred revenue and are recognized as revenue when all the recognition criteria have been met. However, the costs related to the performance of BPO services unrelated to transition services (see discussion below) are recognized in the period in which the services are rendered. An upfront payment received towards future services is recognized ratably over the period when such services are provided.
Amounts billed or payments received, where revenue recognition criteria have not been met, are recorded as deferred revenue and are recognized as revenue when all the recognition criteria have been met. However, the costs related to the performance of BPO services unrelated to transition services (see discussion below) are recognized in the period in which the services are rendered. An upfront payment received towards future services is recognized ratably over the period when such services are provided.
The Company has certain minimum commitment arrangements that provide for a minimum revenue commitment on an annual basis or a cumulative basis over multiple years, stated in terms of annual minimum amounts. Where a minimum commitment is specific to an annual period, any revenue shortfall is invoiced and recognized at the end of this period. When the shortfall in a particular year can be offset with revenue received in excess of minimum commitments in a subsequent year, the Company recognizes deferred revenue for the shortfall which has been invoiced and received. To the extent the Company has sufficient experience to conclude that the shortfall will not be satisfied by excess revenue in a subsequent period, the deferred revenue will be recorded as revenue in that period. In order to determine whether the Company has sufficient experience, the Company considers several factors which include (i) the historical volume of business done with a client as compared with initial projections of volume as agreed to by the client and the Company, (ii) the length of time for which the Company has such historical experience, (iii) future volume expected based on projections received from the client, and (iv) the Company’s internal expectations of ongoing volume with the client. Otherwise, the deferred revenue will remain until such time when the Company can conclude that it will not receive revenue in excess of the minimum commitment.
For certain BPO customers, the Company performs transition activities at the outset of entering into a new contract. The Company has determined these transition activities do not meet the criteria using the guidance in IAS 18 “Revenue” (“IAS 18”), to be accounted for as a separate unit of accounting with stand-alone value separate from the ongoing BPO contract. Accordingly, transition revenue and costs are subsequently recognized ratably over the period in which the BPO services are performed. Further, the deferral of costs is limited to the amount of the deferred revenue. Any costs in excess of the deferred transition revenue are recognized in the period incurred.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
Revenue earned by auto claims handling services
Auto claims handling services include claims handling and administration (“Claims Handling”), car hire and arranging for repairs with repair centers across the United Kingdom and the related payment processing for such repairs (“Accident Management”).With respect to Claims Handling, the Company receives either a per-claim fee or a fixed fee. Revenue for per claim fee is recognized over the estimated processing period of the claim, which currently ranges from one to two months and revenue for fixed fee is recognized on a straight line basis over the period of the contract. In certain cases, the fee is contingent upon the successful recovery of a claim on behalf of the customer. In these circumstances, the revenue is deferred until the contingency is resolved. Revenue in respect of car hire is recognized over the car hire term.
In order to provide Accident Management services, the Company arranges for the repair through a network of repair centers. The repair costs are invoiced to customers. In determining whether the receipt from the customers related to payments to repair centers should be recognized as revenue, the Company considers the criteria established by IAS 18, Illustrative example (“IE”) 21 — “Determining whether an entity is acting as a principal or as an agent”. When the Company determines that it is the principal in providing Accident Management services, amounts received from customers are recognized and presented as third party revenue and the payments to repair centers are recognized as cost of revenue in the consolidated statement of income. Factors considered in determining whether the Company is the principal in the transaction include whether
a)	the Company has the primary responsibility of providing the services,

b)	the Company negotiates labor rates with repair centers,

c)	the Company is responsible for timely and satisfactory completion of repairs, and

d)	the Company bears the risk that the customer may not pay for the services provided (credit risk).
If there are circumstances where the above criteria are not met and therefore the Company is not the principal in providing Accident Management services, amounts received from customers are recognized and presented net of payments to repair centers in the consolidated statement of income. Revenue from Accident Management services is recorded net of the repairer referral fees passed on to customers.
xii.	Leases

The Company leases most of its delivery centers and office facilities under operating lease agreements that are renewable on a periodic basis at the option of the lessor and the lessee. The lease agreements contain rent free periods and rent escalation clauses. Rental expenses for operating leases with step rents are recognized on a straight-line basis over the lease term. When a lease agreement undergoes a substantial modification of the existing terms, it would be accounted as a new lease agreement with the resultant deferred rent liability credited to the statement of income.

Leases under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower.

xiii.	Income taxes

Income tax comprises current and deferred tax. Income tax expense is recognized in statements of income except to the extent it relates to items directly recognized in equity, in which case it is recognized in equity.
a) Current income tax
Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable profit for the period. The tax rates and tax laws used to compute the amount are those that are enacted by the reporting date and applicable for the period. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and liability simultaneously.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
b) Deferred income tax
Deferred income tax is recognized using the balance sheet approach. Deferred income tax assets and liabilities are recognized for all deductible temporary differences arising between the tax bases of assets and liabilities and their carrying amount in financial statements, except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profits or loss at the time of transaction.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
Deferred income tax asset in respect of carry forward of unused tax credits and unused tax losses are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.
The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.
xiv.	Earnings per share

Basic earnings per share is computed using the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by considering the impact of the potential issuance of ordinary shares, using the treasury stock method, on the weighted average number of shares outstanding during the period, using the treasury share method for options, except where the results would be anti-dilutive.

h.	Transition to IFRS
The Company’s consolidated financial statements for the year ending March 31, 2012 will be the first annual consolidated financial statements prepared in compliance with IFRS. Accordingly all interim financial statements during the year ending March 31, 2012 would be prepared in accordance with principles of IFRS.

The adoption of IFRS was carried out in accordance with IFRS 1, using April 1, 2010 as the Transition Date. IFRS 1 requires that all IFRS standards and interpretations that are effective for the first IFRS consolidated financial statements for the year ending March 31, 2012, be applied consistently and retrospectively for all fiscal years presented.

Until the adoption of IFRS, the financial statements included in the Company’s annual reports on Form 20-F and reports on Form 6-K were prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

All applicable IFRS have been applied consistently and retrospectively wherever required. The resulting difference between the carrying amounts of the assets and liabilities in the consolidated financial statements under both IFRS and Previous GAAP as of the Transition Date are recognized directly in equity at the Transition Date.

In preparing these consolidated financial statements, the Company has availed itself of certain exemptions and complied with exceptions in accordance with IFRS 1 as explained below:

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
a) Exemptions from retrospective application
The following are the optional exemptions available and elected by the Company:
i.	Business combinations exemption — The Company has applied the exemption as provided in IFRS 1 on non-application of IFRS 3, “Business Combinations” to business combinations consummated prior to Transition Date, pursuant to which goodwill and other assets acquired under business combinations prior to Transition Date have been stated at the carrying amount as per Previous GAAP.

ii.	Fair value as deemed cost exemption — The Company has applied the exemption as provided in IFRS 1 and measured specific items of property and equipment, on a selective basis within certain classes of assets, at its fair value at the date of transition. The Company has chosen to fair value items of following category of assets namely, furniture and fixtures, equipment and fittings, generators and leasehold improvements, as at the Transition Date. Consequent to this, the fair value as of Transition Date is taken as its deemed cost for all those classes of assets where the fair value was lower than the carrying value. Such impact has been taken to retained earnings. For all other classes of assets where the fair value was greater than the carrying value under this category, those assets have not been restated and previous GAAP amount has been considered at cost. All other asset category namely building, computers and software and vehicles previous GAAP amount have been considered at cost.

iii.	Employee benefits exemption — The Company has applied the exemption as provided in IFRS 1 relating to application of the corridor approach and to recognize all cumulative actuarial gains and losses up to the date of transition to retained earnings. Any actuarial gains and losses after Transition Date would be recognized in other comprehensive income.

iv.	Fair value measurement of financial assets or liabilities at initial recognition — The Company has not applied the amendment offered by the revision of IAS 39, “Financial Instruments: Recognition and Measurement”, on the initial recognition of the financial assets and financial liabilities that are not traded in an active market.
b) Exceptions from full retrospective application
The following are the exceptions from full retrospective application:
i.	De-recognition of financial assets and liabilities exception — The Company has chosen not to apply the IAS 39 de-recognition criteria to an earlier date. No arrangements were identified that had to be assessed under this exception.

ii.	Hedge accounting exception — The Company has followed hedge accounting under Previous GAAP which is aligned to IFRS. Accordingly, this exception of not reflecting in its opening IFRS statement of financial position a hedging relationship of a type that does not qualify for hedge accounting under IAS 39, is not applicable to the Company.

iii.	Estimates exception — Upon an assessment of the estimates made under Previous GAAP, the Company has concluded that there was no necessity to revise such estimates under IFRS, except where estimates were required by IFRS and not required by Previous GAAP.

iv.	Noncontrolling Interest — The Company does not have non-controlling interests under IFRS. Hence this exception is not applicable to the Company.
i.	Reconciliations
As required under IFRS 1, the Company has prepared the reconciliations of equity and profit and loss account in accordance with IFRS 1 to provide a quantification of the effect of the transition to IFRS from previous GAAP;
•	equity as at April 1, 2010;

•	equity as at June 30, 2010;

•	equity as at March 31, 2011;

•	profit and comprehensive income for the three months ended June 30, 2010; and

•	profit and comprehensive income for the year ended March 31, 2011.
There is no material changes in cash flows statements, accordingly the reconciliation is not been presented.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
Reconciliation of equity April 1, 2010

		Amount as	Effect of
		per Previous	transition to	Amount as
	Notes	GAAP	IFRS	per IFRS
ASSETS
Current assets:
Cash and cash equivalents		$32,311	$—	$32,311
Bank deposits and marketable securities		45	—	45
Trade receivables		44,821	—	44,821
Unbilled revenue		40,892	—	40,892
Funds held for clients		11,372	—	11,372
Current tax assets		5,602	—	5,602
Derivative assets		22,808	—	22,808
Prepayments and other current assets	1	17,127	(433)	16,694

Total current assets		174,978	(433)	174,545

Goodwill		90,662	—	90,662
Intangible assets		188,079	—	188,079
Property and equipment	2	51,700	(3,153)	48,547
Derivative assets		8,375	—	8,375
Deferred tax assets	3	27,143	(1,943)	25,200
Other non-current assets	1	8,953	(342)	8,611

TOTAL ASSETS		$549,890	$(5,871)	$544,019

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$27,900	$—	$27,900
Provisions	4	42,919	471	43,390
Derivative liabilities		17,597	—	17,597
Pension and other employee obligations	5	30,977	46	31,023
Current portion of long term debt	1	40,000	(433)	39,567
Deferred revenue		4,891	—	4,891
Income taxes payable		2,550	—	2,550
Other liabilities	6	7,069	1,676	8,745

Total current liabilities		173,903	1,760	175,663

Derivative liabilities		7,600	—	7,600
Pension and other employee obligations	5	3,921	365	4,286
Long term debt	1	95,000	(342)	94,658
Deferred revenue		3,515	—	3,515
Other non-current liabilities		3,727	—	3,727
Deferred tax liabilities	3	8,343	(117)	8,226
Redeemable noncontrolling interest	6	278	(278)	—

TOTAL LIABILITIES		296,287	1,388	297,675

Shareholders’ equity:
Share capital		6,848	—	6,848
Share premium	7,8	203,531	3,437	206,968
Retained earnings	2, 3, 4, 5, 6,7,8,9	50,797	(22,121)	28,676
Other components of equity	3,5,6,9	(7,573)	11,425	3,852

Total shareholders’ equity		253,603	(7,259)	246,344

TOTAL LIABILITIES AND EQUITY		$549,890	$(5,871)	$544,019

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)

Notes:

1	Under IFRS, debt is a financial liability recognized initially at fair value adjusted for transaction costs that are directly attributable to the issue of the financial liability and measured subsequently at amortized cost. Accordingly, debt issue costs have been netted off against long term debt. Under Previous GAAP, such debt issue costs were recorded as deferred charges. Due to the netting off of debt issue cost with the carrying amount of long term debt, prepayment and other current assets and other non-current assets are lower by $433 and $342 and current portion and non-current portion of the long term debt are lower by $433 and $342, respectively.

2	The Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific items of property and equipment, on a selective basis within certain classes of assets, at their fair values at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value is lower than the carrying value. For all other assets where the fair value is greater than the carrying value, those assets have been carried at their Previous GAAP amounts. As a result, property and equipment under IFRS is lower by $3,153, with a corresponding impact to retained earnings.

3	Certain deferred tax credits (net) amounting to $1,826 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:
a) accelerated amortization of stock compensation expense in the initial years following the grant of share options amounting to a credit of $1,408;
b) time value of purchased options amounting to a credit of $720;
c) application of substantially enacted tax rates amounting to a credit of $203; and
d) deferred tax debit amounting to $505 on account of election of IFRS 1 exemption on the Transition Date relating to selective measurement of items of property and equipment at their fair value.
The above adjustments have an impact on retained earnings and other components of equity.

4	Under IFRS, any contingent consideration payable on the date of acquisition shall be recognized at the fair value on the acquisition date and shall be recognized as a liability. The transition guidance on IFRS 3 requires contingent consideration balances arising from previous business combinations to be accounted as cost of acquisition and adjusted to goodwill, which do not apply to a first time adopter of IFRS. However IFRS 1 states that only intangible assets and its’ related deferred tax recognized under Previous GAAP that do not meet the recognition criteria under IFRS be adjusted against goodwill. Under IFRS, the Company has recognized $471 of contingent consideration as liability and the corresponding impact to retained earnings. Under Previous GAAP, such earn out consideration was recorded as an addition to goodwill.

5	Under employee benefits in India, the defined benefit plan provides for a lump-sum payment to eligible employees at retirement, death and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment, subject to a maximum of approximately $8 per employee. In March 2010, the Indian Union Cabinet gave its consent for enhancing the gratuity limit at the time of retirement from $8 to $22 per employee in India. The amendment was subsequently passed in the Parliament on May 2010. As a result of the law being substantially enacted on the Transition Date, the carrying value of employee benefits increased by $255 with a corresponding impact to retained earnings. The impact of the above change was accounted in the first quarter of fiscal 2011 under Previous GAAP.

Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result, the carrying value of employee benefits increased by $156 with a corresponding impact to retained earnings.

The Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses up to the Transition Date. As a result, the Company has recognized $454 in retained earnings under IFRS with a corresponding debit to other comprehensive income.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)

6	Under IFRS, the noncontrolling interest is derecognized, since the Company believes that the risk and reward of ownership of the noncontrolling interest, in substance, is transferred to the Company when the put option is exercised.

Under IFRS, the put option in the joint venture agreement has been classified as a financial liability and valued based on the probability of weighted assessment of possible outcome of the various conditions for the put option. Further, the exercise of the put option is not under the control of the Company. Accordingly, under IFRS, a liability has been recorded based on the obligation existing as at the Transition Date based on the present value of the put option amounting to $1,676.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as the net settlement of the put option and call option is not possible and hence was not classified as a derivative. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period.

As a result, under IFRS, the redemption value of redeemable noncontrolling interest of $278 has been reclassed to other liabilities. Further, this liability was increased by $1,398 to record the existing obligation as at the Transition Date with a corresponding debit to retained earnings of $1,354 and a debit of $44 to other components of equity.

7	The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the stock compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of stock compensation expense in the initial years following the grant of share options.

Under Previous GAAP, an entity was allowed to recognize the stock compensation expense, relating to share options which vest in a graded manner, on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

Accordingly, the stock compensation expense recognized under IFRS is higher by $2,150 as at the Transition Date in respect of the unvested awards.

8	Under the Indian tax laws, Fringe Benefit Tax (FBT) was imposed on all stock options exercised on or after April 1, 2007. Under this legislation, on exercise of an option or Restricted Share Unit (RSUs), employers were responsible for a tax equal to the intrinsic value at its vesting date multiplied by the applicable tax rate. The FBT was included as a component of the exercise price while computing the fair value of the grant. In August 2009, the Indian tax laws withdrew the levy of FBT with effect from April 1, 2009. Consequent to this change in legislation, no FBT were recovered for options and RSUs issued to Indian option holders, resulting in a reduction in the exercise price of the options and RSUs. Under Previous GAAP, the charge in FBT was treated as a modification.

Under IFRS, the levy of FBT is accounted as reimbursement under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. The grant date fair values of options and RSUs computed under Previous GAAP have been recomputed to remove the effect of FBT component included in the exercise price. As a result of the change in accounting treatment under IFRS, stock compensation expense is higher by $1,287 as on the Transition Date.

9	Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. Consequently under IFRS, the change in accounting treatment resulted in an increase to other components of equity by $11,015 (net of tax) and a corresponding debit to retained earnings. Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
Reconciliation of equity as at June 30, 2010

		Amount as	Effect of
		per Previous	transition to	Amount as
	Notes	GAAP	IFRS	per IFRS
ASSETS
Current assets:
Cash and cash equivalents		$38,830	$—	$38,830
Bank deposits and marketable securities		50	—	50
Trade receivables		59,167	—	59,167
Unbilled revenue		32,352	—	32,352
Funds held for clients		10,067	—	10,067
Current tax assets		5,387	—	5,387
Derivative assets		16,228	—	16,228
Prepayments and other current assets	1	17,229	(554)	16,675

Total current assets		179,310	(554)	178,756
Goodwill	2	89,308	(471)	88,837
Intangible assets		179,984	—	179,984
Property and equipment	3	47,232	(2,591)	44,641
Derivative assets		5,531	—	5,531
Deferred tax assets	4	28,566	(2,251)	26,315
Other non-current assets	1	8,515	(341)	8,174

TOTAL ASSETS		$538,446	$(6,208)	$532,238

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$30,893	$—	$30,893
Provisions		41,243	—	41,243
Derivative assets		18,697	—	18,697
Pension and other employee obligations	5	23,319	(5)	23,314
Short term line of credit		103	—	103
Current portion of long term debt	1	46,000	(771)	45,229
Short term debt		6,000	—	6,000
Deferred revenue		4,762	—	4,762
Income taxes payable		2,118	—	2,118
Other liabilities	9	6,835	1,528	8,363

Total current liabilities		179,970	752	180,722
Derivative liabilities		4,550	—	4,550
Pension and other employee obligations	5	4,334	51	4,385
Long term debt	1	89,000	(457)	88,543
Deferred revenue		8,544	—	8,544
Other non-current liabilities		3,234	—	3,234
Deferred tax liabilities	4	8,422	(503)	7,919

TOTAL LIABILITIES		298,054	(157)	297,897

Shareholders’ equity:
Share capital		6,904	—	6,904
Share premium	6,7,10	204,604	3,545	208,149
	1, 2, 3, 4, 5,
Retained earnings	6,7,8,9,10	44,688	(21,847)	22,841
Other components of equity	4,5,8,9	(15,804)	12,251	(3,553)

Total shareholders’ equity		240,392	(6,051)	234,341

TOTAL LIABILITIES AND EQUITY		$538,446	$(6,208)	$532,238

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)

Notes:

1	Under IFRS, debt is a financial liability recognized initially at fair value adjusted for transaction costs that are directly attributable to the issue of the financial liability and measured subsequently at amortized cost. Accordingly, debt issue costs have been netted off against long term debt. Under Previous GAAP, such debt issue costs were recorded as deferred charges. Due to the netting off of debt issue cost with the carrying amount of long term debt, prepayment and other current assets and other non-current assets are lower by $554 and $341 and current portion and non-current portion of the long term debt are lower by $554 and $341, respectively.

Further, under Previous GAAP, in connection with the refinancing of the long term debt, the debt issue cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the same has been netted off against the long term debt. As a result, under IFRS, the long term debt is lower by $333.

2	Under IFRS, contingent consideration relating to acquisitions is recognized if it is probable that such consideration would be paid and can be measured reliably. Under Previous GAAP, contingent consideration is recognized after the contingency is resolved and additional consideration becomes payable. As a result, under IFRS, the Company has recognized contingent consideration as additional liability and charged to retained earnings on the Transition Date. Consequently, goodwill under IFRS is lower by $471.

3	The Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific items of property and equipment, on a selective basis within certain classes of assets, at their fair values at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value was lower than the carrying value. For all other classes of assets where the fair value is greater than the carrying value, those assets have been carried at their Previous GAAP amounts. As a result, under IFRS, property and equipment is lower by $2,591, with a corresponding impact to retained earnings.

4	Certain deferred tax credits (net) amounting to $1,748 not recognized under Previous GAAP are now recognized under IFRS due to difference in accounting treatment on account of:
a) accelerated amortization of stock compensation expense amounting to a credit of $2,115;
b) time value of purchased options amounting to a credit of $104; and
c) deferred tax debit amounting to $471 on account of selective measurement of items of property and equipment at their fair value.
The above adjustment has an impact on retained earnings and other components of equity.

5	The Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses up to the Transition Date. As a result, under IFRS, the Company has recognized $454 into retained earnings in its opening statement of financial position as of the Transition Date. The net position as of June 30, 2010 is $433 after adjusting for the actuarial loss recognized under Previous GAAP in the period ended.

6	The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the stock compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of stock compensation expense in the initial years following the grant of share options.

Previous GAAP permits an entity to recognize the stock compensation expense, relating to share options which vest in a graded manner, on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. As a result of a change in accounting treatment under IFRS, share premium is higher by $1,812 on account of higher stock compensation expense.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)

7	Under the Indian tax laws FBT was imposed on all stock options exercised on or after April 1, 2007. Under this legislation, on exercise of an option or RSUs, employers were responsible for a tax equal to the intrinsic value at its vesting date multiplied by the applicable tax rate. The FBT was included as a component of the exercise price while computing the fair value of the grant. In August 2009, the Indian tax laws withdrew the levy of FBT with effect from April 1, 2009. Consequent to this change in legislation, no FBT were recovered for options and RSUs issued to Indian option holders, resulting in a reduction in the exercise price of the options and RSUs. Under Previous GAAP, the change in FBT was treated as a modification.

Under IFRS, the levy of FBT is accounted as reimbursement under IAS 37. The grant date fair values of options and RSUs computed under Previous GAAP have been recomputed to remove the effect of FBT component included in the exercise price. As a result of a change in accounting treatment under IFRS, share premium is higher by $1,174 on account of higher stock compensation expense.

8	Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. Consequently under IFRS, the change in accounting treatment resulted in an increase to other components of equity by $11,292 (net of tax).

9	Under IFRS the redeemable noncontrolling interest is derecognized, since the Company believes that the risk and reward of ownership of the noncontrolling interest is, in substance, transferred to the Company when the put option is exercised.

Under IFRS, the put option in the joint venture agreement has been classified as a financial liability and valued based on the probability of weighted assessment of possible outcome of the various conditions for the put option. Further, the exercise of the put option is not under the control of the Company. Accordingly, under IFRS, a liability has been recorded based on the obligation existing as at the Transition Date based on the present value of the put option.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as the net settlement of the put option and call option is not possible and hence was not classified as a derivative. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period. As a result, under IFRS, the share of losses on redeemable noncontrolling interest amounting to $111 recorded in other components of equity has been transferred to retained earnings.

10	Under IFRS, the deferred tax asset on share based compensation is adjusted based on the prevailing share price at each reporting date. Any fluctuation in share price will result in a change in deferred tax. At the time of exercise of options, any excess deferred tax created is recognized as a charge in the statement of income.

Under Previous GAAP, deferred tax asset on share based compensation is calculated at the date of the grant of option. At the time of exercise of option, the shortfall is recorded as a debit to equity to the extent prior excess tax benefits exist.

As a result of the change in accounting treatment under IFRS, the Company has recognized $559 of tax deficiency in the statement of income with a corresponding credit to share premium.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
Reconciliation of equity as at March 31, 2011

		Amount as	Effect of
		per Previous	transition to	Amount as
	Notes	GAAP	IFRS	per IFRS
ASSETS
Current assets:
Cash and cash equivalents		$27,090	$—	$27,090
Bank deposits and marketable securities		12	—	12
Trade receivables		78,586	—	78,586
Unbilled revenue		30,837	—	30,837
Funds held for clients		8,799	—	8,799
Current tax assets		8,502	—	8,502
Derivative assets		11,182	—	11,182
Prepayments and other current assets	1	16,679	(232)	16,447

Total current assets		181,687	(232)	181,455
Investments		2	—	2
Goodwill	2	94,036	(503)	93,533
Intangible assets		156,587	—	156,587
Property and equipment	3	48,592	(1,414)	47,178
Derivative assets		2,282	—	2,282
Deferred tax assets	4	36,820	(3,302)	33,518
Other non-current assets	1	8,413	(373)	8,040

TOTAL ASSETS		$528,419	$(5,824)	$522,595

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$43,748	$—	$43,748
Provisions		32,933	—	32,933
Derivative liabilities		9,963	—	9,963
Pension and other employee obligations	5	31,034	(5)	31,029
Short term line of credit		14,593	—	14,593
Current portion of long term debt	1	50,000	(608)	49,392
Deferred revenue		6,962	—	6,962
Income taxes payable		3,088	—	3,088
Other liabilities	9	2,359	1,767	4,126

Total current liabilities		194,680	1,154	195,834
Derivative liabilities		431	—	431
Pension and other employee obligations	5	4,087	398	4,485
Long term debt	1	43,095	(206)	42,889
Deferred revenue		5,976	—	5,976
Other non-current liabilities		2,978	—	2,978
Deferred tax liabilities	4	5,953	(807)	5,146

TOTAL LIABILITIES		257,200	539	257,739

Shareholders’ equity:
Share capital		6,955	—	6,955
Share premium	6,7,10	208,050	3,380	211,430
	2, 3, 4, 5,
Retained earnings	6,7,8,9,10	60,259	(13,670)	46,589
Other components of equity	4,5,8,9	(4,045)	3,927	(118)

Total shareholders’ equity		271,219	(6,363)	264,856

TOTAL LIABILITIES AND EQUITY		$528,419	$(5,824)	$522,595

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)

Notes:

1	Under IFRS, debt is a financial liability recognized initially at fair value adjusted for transaction costs that are directly attributable to the issue of the financial liability and measured subsequently at amortized cost. Accordingly, debt issue costs have been netted off against long term debt. Under Previous GAAP, such debt issue costs were recorded as deferred charges. Due to the netting off of debt issue cost with the carrying amount of long term debt, prepayment and other current assets and other non-current assets are lower by $505 and $90 and current portion and non-current portion of the long term debt are lower by $505 and $90, respectively.

Further, under Previous GAAP, in connection with the refinancing of the long term debt, the debt issue cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the same has been netted off against the long term debt. As a result, under IFRS, the long term debt is lower by $219.

Under IFRS, lease deposits have been recorded at fair value, and the resultant difference between the fair value and carrying value is shown as prepaid rent. As a result, prepayment and other current assets have increased by $273 and other non-current assets have reduced by $283.

2	Under IFRS, contingent consideration relating to acquisitions is recognized if it is probable that such consideration would be paid and can be measured reliably. Under Previous GAAP, contingent consideration is recognized after the contingency is resolved and additional consideration becomes payable. As a result, under IFRS, the Company has recognized contingent consideration as additional liability and retained earnings on the Transition Date. Consequently, goodwill under IFRS is lower by $503.

3	The Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific items of property and equipment, on a selective basis within certain classes of assets, at their fair values at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value was lower than the carrying value. For all other classes of assets where the fair value is greater than the carrying value, those assets have been carried at their Previous GAAP amounts. As a result, under IFRS, property and equipment is lower by $1,414, with a corresponding impact to retained earnings.

4	Certain deferred tax credits (net) amounting to $2,495 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:
a) accelerated amortization of stock compensation expense amounting to a credit of $1,119;
b) time value of purchased options amounting to a credit of $1,672;
c) application of substantially enacted tax rates amounting to $198; and
d) deferred tax debit amounting to $494 on account of the following:
i) $426 on account of selective measurement of items of property and equipment at its fair value; and
ii) deferred tax created on employee benefits plan in India of $68.
The above adjustment has an impact on retained earnings and other components of equity.

5	Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result, the carrying value of employee benefits increased by $393 with a corresponding impact to retained earnings.

The Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses up to the Transition Date. As a result, under IFRS, the Company has recognized $425 into retained earnings.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)

6	The Company grants share options to its employees. These share options vest in a graded manner over the vesting period. Under IFRS, each tranche of vesting is treated as a separate award and the stock compensation expense relating to that tranche is amortized over the vesting period of the underlying tranche. This results in accelerated amortization of stock compensation expense in the initial years following the grant of share options.

Previous GAAP permits an entity to recognize the stock compensation expense, relating to share options which vest in a graded manner on a straight-line basis over the requisite vesting period for the entire award. However, the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. As a result of the change in accounting treatment under IFRS, share premium is higher by $1,858 on account of higher stock compensation expense.

7	Under the Indian tax laws, FBT was imposed on all stock options exercised on or after April 1, 2007. Under this legislation, on exercise of an option or RSUs, employers were responsible for a tax equal to the intrinsic value at its vesting date multiplied by the applicable tax rate. The FBT was included as a component of the exercise price while computing the fair value of the grant. In August 2009, Indian tax laws withdrew the levy of FBT with effect from April 1, 2009. Consequent to this change in legislation, no FBT were recovered for options and RSUs issued to Indian optionees, resulting in a reduction in the exercise price of the options and RSUs. Under Previous GAAP, FBT charge was treated as a modification.

Under IFRS, the levy of FBT is accounted as reimbursement under IAS 37. The grant date fair values of options and RSUs computed under the Previous GAAP have been recomputed to remove the effect of FBT component included in the exercise price. As a result of the change in accounting treatment under IFRS, share premium is higher by $782 on account of higher stock compensation expense.

8	Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. Consequently under IFRS, the change in accounting treatment resulted in an increase to other components of equity by $3,613 (net of tax).

9	Under IFRS the redeemable noncontrolling interest is derecognised, since the Company believes that the risk and reward of the ownership of the noncontrolling interest, is in substance, transferred to the Company when the put option is exercised.

Under IFRS, the put option in the joint venture agreement has been classified as a financial liability and valued based on the probability of weighted assessment of possible outcome of the various conditions for the put option. Further, the exercise of the put option is not under the control of the Company. Accordingly, under IFRS, a liability has been recorded based on the obligation existing as at the Transition Date based on the present value of the put option.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as the net settlement of the put option and call option is not possible and hence was not classified as a derivative. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period. As a result, under IFRS, the share of losses on redeemable noncontrolling interest amounting to $53 recorded in other components of equity has been transferred to retained earnings.

10	Under IFRS, the deferred tax asset on share based compensation is adjusted based on the prevailing share price at each reporting date. Any fluctuation in share price will result in a change in deferred tax. At the time of exercise of options, any excess deferred tax created is recognized as a charge in the statement of income.

Under Previous GAAP, deferred tax asset on share based compensation is calculated at the date of the grant of option. At the time of exercise of option, the shortfall is recorded as a debit to equity to the extent prior excess tax benefits exist.

As a result of the change in accounting treatment under IFRS, the Company has recognized $740 of tax deficiency in the statement of income with a corresponding credit to share premium.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
Reconciliation of profit (loss) for the three months ended June 30, 2010

		Amount as	Effect of
	Relevant notes	per Previous	transition to	Amount as	Reclassific-	Amount as per
	for adjustments	GAAP	IFRS	per IFRS	ation	IFRS
Revenue		$149,964	$—	$149,964	$—	$149,964
Cost of revenue	1,2,3	123,227	(487)	122,740	—	122,740
Gross profit		26,737	487	27,224	—	27,224
Operating expenses:
Selling and marketing expenses	1,3	5,164	(109)	5,055	—	5,055
General and administrative expenses	1,3	14,416	(309)	14,107	—	14,107
Foreign exchange gains	7	—	—	—	(3,034)	(3,034)
Amortization of intangible assets		7,980	—	7,980	—	7,980
Operating profits (loss)		(823)	905	82	3,034	3,116
Other expense (income), net	4,7	2,306	(664)	1,642	(1,817)	(175)
Finance expense	7	2,693	—	2,693	4,851	7,544
Profit (loss) before income taxes		(5,822)	1,569	(4,253)	—	(4,253)
Provision for income taxes	5	497	1,085	1,582	—	1,582
Profit (loss) after tax		(6,319)	484	(5,835)	—	(5,835)
Redeemable noncontrolling interest	6	(274)	274	—	—	—

Profit (loss)		$(6,045)	$210	$(5,835)	$—	$(5,835)

Reconciliation of comprehensive income for the three months ended June 30, 2010

		Amount as	Effect of
	Relevant notes	per Previous	transition to	Amount as	Reclassific-	Amount as per
	for adjustments	GAAP	IFRS	per IFRS	ation	IFRS
Profit (loss)		$(6,319)	$484	$(5,835)	$—	$(5,835)

Other comprehensive income for the period, net of taxes
Pension adjustment	8	(189)	202	13	—	13
Changes in fair value of cash flow hedges	9	(2,707)	201	(2,506)	—	(2,506)
Foreign currency translation		(5,403)	490	(4,913)	—	(4,913)

Total other comprehensive (loss) income, net of taxes		(8,299)	893	(7,406)	—	(7,406)

Less: Comprehensive income attributable to redeemable noncontrolling interest	10	(342)	342	—	—	—

Total comprehensive (loss) income		$(14,276)	$1,035	$(13,241)	$—	$(13,241)

Notes:

1	Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific items of property and equipment, on a selective basis within certain classes of assets, at their fair values at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value is lower than the carrying value. The resultant impact was taken to retained earnings as on the Transition Date. As a result, under IFRS, the depreciation charge is lower by $405 in cost of revenue, $58 in selling and marketing expenses and $4 in general and administrative expenses.

2	Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result of the change in discount rates, under IFRS, the Company has recognized additional employee benefit expenses of $12 in cost of revenue.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)

3	Under IFRS, the Company amortizes stock compensation expense, relating to share options, which vests in a graded manner on an accelerated basis. Under Previous GAAP, stock compensation expense is recorded on a straight-line basis. Accordingly, due to a change in expense recognition method under IFRS, the Company has recognized lower stock compensation expense of $94 in cost of revenue, $51 in selling and marketing expenses and $305 in general and administrative expenses.

4	Under Previous GAAP, for effective hedges, the premium paid for purchased options is recorded in other comprehensive income. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses are reported under the statement of income. As a result, under IFRS, the Company has recognized foreign exchange gains of $331.

Under Previous GAAP, in connection with the refinancing of the long term debt, the debt issue cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the debt issue costs have been netted off against the long term debt and amortized to the statement of income over the period of the loan. As a result, under IFRS, the Other (income) expenses, net are lower by $333.

5	Certain deferred tax debits (net) amounting to $1,085 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:
a) accelerated amortization of stock compensation expense amounting to debit of $707;
b) tax deficiencies on exercise of options recognised in the statement of income amounting of a debit of $559;
c) selective measurement of items of property and equipment at its fair value amounting to a debit of $21; and
d) deferred tax credit amounting to $202 due to a difference in accounting treatment on account of:
i) application of substantially enacted rate amounting to $196; and
ii) time value of purchased option amounting to $6.

6	Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability. As a result, under IFRS, the Company bears all the losses attributable to noncontrolling interest amounting to $274.

7	Under IFRS, the Company has reclassified and presented foreign exchange gain as a separate line item under operating profits. Under Previous GAAP, these transactions were presented under other (income) expenses, net. Similarly, under IFRS, the mark to market loss of $4,851 on interest rate swap has been reclassified into finance expense from other (income) expense.

8	Under Previous GAAP the Company recognizes actuarial gains and losses in other comprehensive income and subsequently, accumulated gains and losses over and above the 10% corridor are recognized, systematically over the expected working lives of the employees, as an expense component of net periodic benefit cost. Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses in other comprehensive income and subsequently not to recognize the same in the statement of income. As a result, under IFRS, the other comprehensive income with respect to pension adjustment is higher by $202.

9	Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. As a result, under IFRS, the other comprehensive income with respect to cash flow hedges (net of tax) is higher by $201.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)

10	Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period.

Under IFRS, the Company bears all the changes attributable to redeemable noncontrolling interest. Consequently, the other comprehensive income with respect to noncontrolling interest is higher by $342.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
Reconciliation of profits for the year ended March 31, 2011

		Amount as
	Relevant	per	Effect of	Amount
	notes for	Previous	transition to	as per	Reclassific-	Amount as
	adjustment	GAAP	IFRS	IFRS	ation	per IFRS
Revenue		$616,251	$—	$616,251	$—	$616,251
Cost of revenue	1,2,3,4	491,847	(1,826)	490,021	—	490,021
Gross profit		124,404	1,826	126,230	—	126,230
Operating expenses:
Selling and marketing expenses	1,3	23,787	(333)	23,454	—	23,454
General and administrative expenses	1,3	88,566	(393)	88,173	—	88,173
Foreign exchange gain		—	—	—	(15,123)	(15,123)
Operating profits		12,051	2,552	14,603	15,123	29,726
Other (income) expense, net	4,6,9	(6,106)	(6,914)	(13,020)	11,895	(1,125)
Finance expense	5	8,018	200	8,218	3,228	11,446
Profit before income taxes		10,139	9,266	19,405	—	19,405
Provision for income taxes	7	1,052	440	1,492	—	1,492
Profit after tax		9,087	8,826	17,913	—	17,913
Redeemable noncontrolling interest		(730)	730	—	—	—

Profit	8	$9,817	$8,096	$17,913	$—	$17,913

Reconciliation of comprehensive income for the year ended March 31, 2011

	Relevant	Amount as	Effect of	Amount
	notes for	per Previous	transition to	as per	Reclassific-	Amount as
	adjustments	GAAP	IFRS	IFRS	ation	per IFRS
Profit		$9,087	$8,826	$17,913	—	$17,913

Other comprehensive income for the period, net of taxes
Pension adjustment	10	788	(91)	697	—	697
Changes in fair value of cash flow hedges	11	(4,707)	(7,265)	(11,972)	—	(11,972)
Foreign currency translation		7,544	(239)	7,305	—	7,305

Total other comprehensive income (loss), net of taxes		3,625	(7,595)	(3,970)		(3,970)

Less: Comprehensive income attributable to redeemable noncontrolling interest	12	(633)	633	—	—	—

Total comprehensive income		$13,345	$598	$13,943	$—	$13,943

Notes:

1	Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to deemed cost and measured specific items of property and equipment, on a selective basis within certain classes of assets, at their fair values at the Transition Date. Consequent to this, the fair value as of the Transition Date is taken as their deemed cost for all those classes of assets where the fair value is lower than the carrying value. As a result, under IFRS, the depreciation charge is lower by $1,524 in cost of revenue, $205 in selling and marketing expenses and $12 in general and administrative expenses.

2	Under IFRS, the Company uses the projected unit credit method to determine the present value of defined benefit obligations using the market yields on Government bonds. Under Previous GAAP, the Company used a discount rate that reflects Government bond yield plus a spread for credit risk. As a result of the change in discount rates, under IFRS, the employee benefit expense has reduced by $49 in cost of revenue.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)

3	Under IFRS, the Company amortizes stock compensation expense, relating to share options which vest in a graded manner on an accelerated basis. Under Previous GAAP, stock compensation expense is recorded on a straight-line basis. Accordingly, due to the change in expense recognition method under IFRS, the Company has recognized lower stock compensation expense of $286 in cost of revenue, $128 in selling and marketing expenses and $381 in general and administrative expenses.

4	Under IFRS, the Company has recorded at fair value lease deposits and the resultant difference between the amount paid and fair value is recognized as prepaid rent difference. As a result of the fair valuation, under IFRS, the cost of revenue has increased by $34 on account of the amortization of deferred rent cost on a straight line basis and recorded interest income $25 based on the effective interest rate method.

5	Under Previous GAAP, in connection with the refinancing of the long term debt, the debt issue cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the debt issue costs have been netted off against the long term debt and amortized to the statement of income over the period of the loan. As a result, under IFRS, the expenses are higher on account of debt issue cost amortization by $200.

6	Under Previous GAAP, for effective hedges, the premium paid for purchased options is recorded in other comprehensive income. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period and the resultant gains or losses are reported under the statement of income. As a result, under IFRS, the Company has recognized foreign exchange gains of $6,496.

Under Previous GAAP, in connection with the refinancing of the long term debt, the debt issuance cost for the new loan pertaining to existing lenders continuing as new lenders were charged to the statement of income. Under IFRS, the debt issue cost has been netted off against the long term debt. As a result, under IFRS, the other (income) expenses is lower by $419.

The Company recorded revaluation loss on account of payout made in respect of contingent consideration amounting to $23.

7	Certain deferred tax debit (net) amounting to $440 not recognized under Previous GAAP are now recognized under IFRS due to a difference in accounting treatment on account of:
a) tax deficiencies on exercise of options recognized in the statement of income amounting to a debit of $739;
b) selective measurement of items of property and equipment at their fair value amounting to a debit of $84;
c) time value of purchased option amounting to a debit of $44;
d) accelerated amortization of stock compensation expense amounting to a credit of $325;
e) deferred tax asset created on employee benefits in India amounting to a credit of $100; and
f) application of substantially enacted rate amounting to a credit of $2.

8	Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability. As a result, under IFRS, the Company bears all the losses attributable to noncontrolling interest amounting to $730.

9	Under IFRS, the Company has reclassified and presented foreign exchange (gain)/losses as a separate line item under Operating Profits. Under Previous GAAP, these transactions were presented under Other (Income) Expenses, net. Similarly, under IFRS, the mark to market loss of $3,228 on interest rate swap has been reclassified into finance expense from Other (income) expense.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)

10	Under Previous GAAP the Company recognizes actuarial gains and losses in other comprehensive income and subsequently, accumulated gains and losses over and above the 10% corridor are recognized, systematically over the expected working lives of the employees, as an expense component of net periodic benefit cost. Under IFRS, the Company has applied the exemption as provided in IFRS 1 with respect to employee benefits and has elected to recognize all cumulative actuarial gains and losses in other comprehensive income and subsequently not to recognize the same in the statement of income. As a result, under IFRS, the other comprehensive income with respect to pension adjustment is lower by $91.

11	Under Previous GAAP, for effective hedges the premium paid for purchased options were recorded in other components of equity. Under IFRS, the time value of the options are separated from the option value and recorded at fair value at each reporting period with the resultant gains or losses reported in the statement of income. As a result, under IFRS, the other comprehensive income with respect to cash flow hedges (net of tax) is lower by $7,265.

12	Under IFRS, the shares held by redeemable noncontrolling interest do not meet the conditions for being classified as equity since the Company has a contractual obligation to deliver cash and hence they have been classified as financial liability.

Under Previous GAAP, redeemable noncontrolling interest was classified as temporary equity as certain conditions of the put option and call option are not within the control of the Company. The Company recognized the changes in redemption value of the redeemable noncontrolling interest at the end of each reporting period.

Under IFRS, the Company bears all the changes attributable to redeemable noncontrolling interest. Consequently, the other comprehensive income with respect to noncontrolling interest is higher by $633.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
3. New accounting pronouncements not yet adopted by the Company
Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2011 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.
i.	International Accounting Standards Board (“IASB”) issued an amendment in IFRS 7 “Financial Instruments: Disclosure” (“IFRS 7”) that requires additional quantitative and qualitative disclosures relating to transfers of financial assets effective for annual periods beginning on or after July 1, 2011 with earlier application permitted, where:
•	financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them (e.g., options or guarantees on the transferred assets); and
•	financial assets are not derecognized in their entirety.
The Company is evaluating the impact of additional disclosure requirement.
ii.	In November 2009, the IASB issued IFRS 9 “Financial Instruments: Classification and Measurement” (“IFRS 9”). This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, viz. those measured at amortized cost and those measured at fair value. The standard has subsequently proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting.
IFRS 9 is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact that will have on its consolidated financial statements.
iii.	In May 2011, the IASB issued IFRS 13 “Fair value Measurements” (“IFRS 13”). IFRS 13 defines fair value, provides single IFRS framework for measuring fair value; and requires disclosure about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.
iv.	In June 2011, the IASB published amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”). The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the statement of income. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).
The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after 1 July 2012, with early adoption permitted. The Company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The Company has evaluated the requirements of IAS 1 (Amended) and the Company does not believe that the impacts of adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.
v.	In June 2011, the IASB issued an amended IAS 19 “Employee Benefits”. This amendment is applicable on a modified retrospective basis to annual periods beginning on or after January 1, 2013, with early adoption permitted, Apart from certain miscellaneous changes, key changes are:
a.	recognition of changes in the net defined liability(assets);
b.	introduced enhanced disclosures about defined benefit plans; and
c.	modified accounting for termination benefits.
The Company is currently evaluating the impact that will have on its consolidated financial statements.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
4. Cash and cash equivalents
The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. The components of cash and cash equivalents are as follows:

	As at
	June 30,	March 31,	April 1,
	2011	2011	2010
Cash and bank balance	$19,689	$21,631	$25,320
Short term deposits with bank	601	5,459	6,991

Total	$20,290	$27,090	$32,311

Short term deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.
5. Trade receivables

	As at
	June 30,	March 31,	April 1,
	2011	2011	2010
Trade receivables	$74,748	$82,427	$47,234
Trade receivables from related parties	288	556	739
Allowances for doubt full account receivables	(4,542)	(4,397)	(3,152)

Total	$70,494	$78,586	$44,821

The activity in the allowances for doubtful accounts receivables is given below:

	As at
	June 30,	March 31,	April 1,
	2011	2011	2010
Balance at the beginning of the period	$4,397	$3,152	$1,935
Charged to operations	238	1,794	1,666
Write-off, net of collections	(6)	(183)	(20)
Reversal	(88)	(510)	(428)
Translation adjustment	1	144	(1)

Balance at the end of the period	$4,542	$4,397	$3,152

6. Prepayment and other assets
Prepayment and other assets consist of the following:

	As at
	June 30,	March 31,	April 1,
	2011	2011	2010
Current:
VAT receivables	$12,481	$10,103	$8,644
Deferred cost	903	1,153	907
Employee receivables	2,069	1,232	1,526
Advances	961	1,006	1,035
Prepaid expenses	4,097	2,581	2,101
Other assets	284	372	2,481

Total	$20,795	$16,447	$16,694

Non-current:
Deferred cost	$613	$734	$1,224
Transition premium	232	246	301
Deposits	7,067	7,060	7,086

Total	$7,912	$8,040	$8,611

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
7. Goodwill
Goodwill as of June 30, 2011 and March 31, 2011 has been allocated to the Cash Generating Units (CGU), identified to be operating segments, as follows:

		WNS
	WNS	Auto
	Global BPO	Claims	Total
Balance as at April 1, 2010	$59,515	$31,147	$90,662
Foreign currency translation	774	2,097	2,871

Balance as at March 31, 2011	$60,289	$33,244	$93,533
Foreign currency translation	(67)	36	(31)

Balance as at June 30, 2011	$60,222	$33,280	$93,502

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
8. Intangibles
The following are the changes in the carrying value of acquired intangible for the year ended March 31, 2011:

					Covenant
	Customer	Customer	Intellectual	Leasehold	not-
Gross carrying value	contracts	relationship	property rights	benefits	to-compete	Total
Balance at April 1, 2010	$189,961	$64,891	$4,660	$1,835	$337	$261,684
Translation adjustments	249	617	314	—	16	1,196

Balance at March 31, 2011	$190,210	$65,508	$4,974	$1,835	$353	$262,880

Accumulated amortization and impairment
Balance at April 1, 2010	$49,301	$19,962	$3,344	$789	$209	$73,605
Amortization	21,270	8,822	1,198	459	61	31,810
Translation adjustments	248	351	270	—	9	878

Balance at March 31, 2011	$70,819	$29,135	$4,812	$1,248	$279	$106,293

Net carrying value as at March 31, 2011	$119,391	$36,373	$162	$587	$74	$156,587

The following are the changes in the carrying value of acquired intangible for the three months ended June 30, 2011:

					Covenant
	Customer	Customer	Intellectual	Leasehold	not-
Gross carrying value	contracts	relationship	property rights	benefits	to-compete	Total
Balance at April 1, 2011	$190,210	$65,508	$4,974	$1,835	$353	$262,880
Translation adjustments	(139)	(2)	5	—	—	(136)

Balance at June 30, 2011	$190,071	$65,506	$4,979	$1,835	$353	$262,744

Accumulated amortization and impairment
Balance at April 1, 2011	$70,819	$29,135	$4,812	$1,248	$279	$106,293
Amortization	5,312	2,233	164	115	16	7,840
Translation adjustments	1	(8)	3	—	—	(4)

Balance at June 30, 2011	$76,132	$31,360	$4,979	$1,363	$295	$114,129

Net carrying value as at June 30, 2011	$113,939	$34,146	$—	$472	$58	$148,615

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
9. Property and equipment, net
The following are the changes in the carrying value of property and equipment for the year ended March 31, 2011:

			Furniture,
		Computers	fixtures and		Leasehold
		and	office		improve-
Gross carrying value	Buildings	software	equipment	Vehicles	ments	Total
Balance at April 1, 2010	$12,424	$59,828	$51,269	$2,299	$40,193	$166,013
Additions	170	5,375	5,184	1,180	4,326	16,235
Disposal	—	294	422	1,174	590	2,480
Translation adjustments	79	1,573	686	22	514	2,874

Balance at March 31, 2011	$12,673	$66,482	$56,717	$2,327	$44,443	$182,642

Accumulated depreciation and impairment
Balance at April 1, 2010	$846	$51,293	$41,128	$1,807	$27,885	$122,959
Depreciation	674	5,792	5,175	408	5,571	17,620
Disposal	—	256	452	547	605	1,860
Translation adjustments	19	1,334	566	15	403	2,337

Balance at March 31, 2011	$1,539	$58,163	$46,417	$1,683	$33,254	$141,056

Capital work-in-progress						5,592

Net carrying value as at March 31, 2011						$47,178

The following are the changes in the carrying value of property and equipment for the three months ended June 30, 2011:

			Furniture,
		Computers	fixtures and		Leasehold
		and	office		improve-
Gross carrying value	Buildings	software	equipment	Vehicles	ments	Total
Balance at April 1, 2011	$12,673	$66,482	$56,717	$2,327	$44,443	$182,642
Additions	—	2,087	2,602	88	3,708	8,485
Disposal	—	64	71	217	1	353
Translation adjustments	(8)	(32)	(54)	(3)	(50)	(147)

Balance at June 30, 2011	$12,665	$68,473	$59,194	$2,195	$48,100	$190,627

Accumulated depreciation and impairment
Balance at April 1, 2011	$1,539	$58,163	$46,417	$1,683	$33,254	$141,056
Depreciation	171	1,684	1,005	82	1,125	4,067
Disposal	—	80	8	188	(4)	272
Translation adjustments	(1)	(11)	(73)	(2)	(38)	(125)

Balance at June 30, 2011	$1,709	$59,756	$47,341	$1,575	$34,345	$144,726

Capital work-in-progress						3,450

Net carrying value as at June 30, 2011						$49,351

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
10. Financial instruments
Financial instruments by category
The carrying value and fair value of financial instruments by categories as of June 30, 2011 were as follows:
Financial Assets

			Derivative
			designated as
		Financial	as cash flow	Available	Total
	Loans and	assets at	hedges (carried	for	carrying
	receivables	FVTPL	at fair value)	sale	value
Cash and cash equivalents	$20,290	$—	$—	$—	$20,290

Bank deposits and marketable securities	12	—	—	—	12
Trade receivables	70,494	—	—	—	70,494
Unbilled revenue	31,096	—	—	—	31,096
Prepayments and other assets(1)	15,511	—	—	—	15,511
Investments	—	—	—	2	2
Other non current assets(2)	7,067	—	—	—	7,067
Derivative assets	—	1,349	9,109	—	10,458

Total carrying value	$144,470	$1,349	$9,109	$2	$154,930

Total fair value	$143,482	$1349	$9,109	$2	$153,942

Financial Liabilities

		Derivative
		designated	Financial
	Financial	as cash flow	liabilities at	Total
	liabilities at	hedges (carried	amortized	carrying
	FVTPL	at fair value)	cost	value

Trade payables	$—	—	$32,495	$32,495
Long term debt	—	—	92,531	92,531
Short term line of credit	—	—	11,700	11,700
Pension and other employee obligations	—	—	28,809	28,809
Other liabilities(3)	1,815	—	2,442	4,257
Derivative liabilities	399	7,809	—	8,208

Total carrying value	$2,214	$7,809	$167,977	$178,000

Total fair value	$2,214	$7,809	$167,528	$177,551

Notes:

1.	Excluding non-current financial assets $5,284.

2.	Excluding non-current financial assets $845.

3.	Excluding non-current financial liabilities $966.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
The carrying value and fair value of financial instruments by categories as of March 31, 2011 were as follows:
Financial Assets

			Derivative
			designated
		Financial	as cash flow	Available	Total
	Loans and	assets at	hedges (carried at	for	carrying
	receivables	FVTPL	fair value)	sale	value
Cash and cash equivalents	$27,090	$—	$—	$—	$27,090
Bank deposits and marketable securities	12	—	—	—	12
Trade receivables	78,586	—	—	—	78,586
Unbilled revenue	30,837	—	—	—	30,837
Prepayments and other assets (1)	12,341	—	—	—	12,341
Derivative assets	—	8,409	5,055	—	13,464
Investments	—	—	—	2	2
Other non-current assets (2)	7,060	—	—	—	7,060

Total carrying value	$155,926	$8,409	$5,055	$2	$169,392

Total fair value	$154,781	$8,409	$5,055	$2	$168,247

Financial Liabilities

		Derivative
	Financial	designated	Financial
	liabilities	as cash flow	liabilities at	Total
	at	hedges (carried at	amortized	carrying
	FVTPL	fair value)	cost	value
Trade payables	$—	$—	$43,748	$43,748
Long term debt	—	—	92,281	92,281
Short term line of credit	—	—	14,593	14,593
Pension and other employee obligations	—	—	35,514	35,514
Other liabilities(3)	1,767	—	1,005	2,772
Derivative liabilities	5,410	4,984	—	10,394

Total carrying value	$7,177	$4,984	$187,141	$199,302

Total fair value	$7,177	$4,984	$186,588	$198,749

Notes:

1.	Excluding non-current financial assets $4,106.

2.	Excluding non-current financial assets $980.

3.	Excluding non-current financial liabilities $1,354.
Fair value hierarchy
The following is the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3 — techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
The assets and liabilities measured at fair value on a recurring basis are summarized below as on June 30, 2011:-

		Fair value measurement at reporting date using
		Quoted
		prices in
		active	Significant
		markets	other	Significant
		for identical	observable	unobservable
	June 30,	assets	inputs	inputs
Description	2011	(Level 1)	(Level 2)	(Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$1,349	$—	$1,349	$—

Financial assets at fair value through other comprehensive income
Foreign exchange contracts	9,109	—	9,109	—

Total assets	$10,458	$—	$10,458	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$399	$—	$399	$—

Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	6,451	—	6,451	—
Interest rate swaps	1,358	—	1,358	—

Total liabilities	$8,208	$—	$8,208	$—

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
The assets and liabilities measured at fair value on a recurring basis are summarized below as on March 31, 2011:-

		Fair value measurement at reporting date using
		Quoted
		prices in
		active	Significant
		markets	other	Significant
		for identical	observable	unobservable
	March 31,	assets	inputs	inputs
Description	2011	(Level 1)	(Level 2)	(Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$8,409	$—	$8,409	$—

Financial assets at fair value through other comprehensive income
Foreign exchange contracts	5,055	—	5,055	—

Total assets	$13,464	$—	$13,464	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$5,410	$—	$5,410	$—

Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	3,083	—	3,083	—
Interest rate swaps	1,901	—	1,901	—

Total liabilities	$10,394	$—	$10,394	$—

The fair value is estimated using the discounted cash flow approach and market rates of interest. The valuation technique involves assumption and judgments regarding risk characteristics of the instruments, discount rates, future cash flows and other factors. During the three months ended June 30, 2011 and year ended March 31, 2011, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
Derivative financial instruments
The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s floating rate borrowings. The Company’s primary exchange rate exposure is with the US dollars, pound sterling and the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income (loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately in the statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income (loss).
As at June 30, 2011, an unrealized gain of $3,898 on derivative instruments included in other comprehensive income is expected to be reclassified to earnings during the next 12 months (unrealized gain of $5,091 as at March 31, 2011).
As at June 30, 2011 the notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts amounted to $327,859 and $290,560, respectively ($273,500 and $250,012, respectively, as at March 31, 2011).

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
Financial risk management
Financial risk factors
The Company’s activities expose it to a variety of financial risks: market risk, interest risk, credit risk and liquidity risk. The Company’s primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company’s exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.
Risk management procedures
The Company manages market risk through treasury operations. Senior management and board of directors approve the Company’s treasury operations’ objectives and policies. The activities of treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. The Company’s foreign exchange committee, comprising the Chairman of the Board, Group Chief Executive Officer and Group Chief Financial Officer, is the approving authority for all hedging transactions.
Components of market risk
Exchange rate risk:
The Company’s exposure to market risk arises principally from exchange rate risk. Although substantially all of revenue less repair payments is denominated in pound sterling, US dollars and Euros, a significant portion of expenses for the three months ended June 30, 2011 (net of payments to repair centers made as part of the Company’s WNS Auto Claims BPO segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The Company hedges a portion of forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options. The Company does not enter into hedging agreements for speculative purposes and does not anticipate non-performance by the counterparties.
Based upon the Company’s level of operations for the three months ended June 30, 2011, a sensitivity analysis shows that a 10% appreciation in the pound sterling against the US dollar would have increased revenue for the three months ended June 30, 2011 by approximately $5,364. Similarly, a 10% appreciation in the Indian rupee against the US dollar would have increased expenses incurred and paid in Indian rupee for the three months ended June 30, 2011 by approximately $1,465.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
Interest risk:
The Company’s exposure to interest rate risk arises principally from borrowings which have a floating rate of interest, a portion of which is linked to the US dollar LIBOR and the remainder is linked to the Bank of England base rate. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facility entered into in 2008, which was refinanced in 2010, the Company entered into interest rate swap agreements with banks in fiscal 2009. These swap agreements effectively converted the term loan from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing the Company’s exposure to changes in market interest rates under the term loan. The outstanding swap agreements as at June 30, 2011 aggregated $74,000. Following the scheduled repayment installment of $20,000 made under the term loan facility on July 11, 2011, the amount outstanding under the swap agreements aggregated $54,000. The Company’s use of derivative instruments is limited to effective fixed and floating interest rate swap agreements used to manage well-defined interest rate risk exposures.
The Company monitors positions and does not anticipate non-performance by the counterparties. It intends to selectively use interest rate swaps, options and other derivative instruments to manage exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. The Company does not enter into hedging agreements for speculative purposes.
Credit risk:
Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United Kingdom and the United States. Credit risk is managed through periodical assessment of the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable.
The following table gives details in respect of percentage of revenue generated from top customer and top five customers:

	Three months ended
	June 30,
	2011	2010

Revenue from top customer	17%	17%
Revenue from top five customers	45%	54%
Financial assets that are neither past due nor impaired
Cash equivalents, bank deposits and marketable securities, unbilled revenue and other assets, are neither past due and nor impaired except trade receivables as described below.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
Financial assets that are past due but not impaired
There is no other class of financial assets that is past due but not impaired except for trade receivables. The age wise break up of trade receivables, net of allowances that are past due beyond credit period, is given below:

	As at
	June 30, 2011	March 31, 2011
Neither past due nor impaired	$58,722	$44,323
Past due but not impaired
Past due 0-30 days	4,061	9,362
Past due 31-60 days	1,179	1,580
Past due 61-90 days	598	4,934
Past due over 90 days	10,476	22,784

Total	$75,036	$82,983

Allowances for doubtful account receivables	$(4,542)	$(4,397)

Trade receivables net of allowances for doubtful account receivables	$70,494	$78,586

Liquidity risk:
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the reputation. Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses and service financial obligations. In addition, the Company has concluded arrangements with well reputed banks and has unused lines of credit that could be drawn upon should there be a need.
On July 12, 2010 the Company entered into a term loan facility of $94,000 in Mauritius with interest equal to the three month US dollar LIBOR plus a margin of 2% per annum. This term loan is repayable in semi-annual installments of $20,000 on each of January 10, 2011 and July 11, 2011 and $30,000 on January 10, 2012 with the final installment of $24,000 payable on July 10, 2012. On January 10, 2011 and July 11, 2011, the Company made a scheduled installment repayment of $20,000 each, following which the amount outstanding under the facility was $54,000.
The Company has also established a £19,760 ($31,824 based on the exchange rate on June 30, 2011) line of credit in UK pursuant to a facility agreement dated June 30, 2010. This facility consists of a two year term loan facility of £9,880 ($15,912 based on the exchange rate on June 30, 2011) at the Bank of England base rate plus a margin of 1.95% per annum and a working capital facility of £9,880 ($15,912 based on the exchange rate on June 30, 2011) at the Bank of England base rate plus a margin of 2.45% per annum which has been renewed on June 30, 2011. As at June 30, 2011 the amount outstanding under the term loan facility was £9,880 ($15,912 based on the exchange rate on June 30, 2011) and there was no amount outstanding under the working capital facility.
The Company has also established a $3,200 line of credit in the Philippines pursuant to a facility agreement dated September 8, 2010. This facility consists of a three year term loan facility at the three-month US dollar LIBOR plus a margin of 3% per annum. As at June 30, 2011 the amount outstanding under the facility was $3,200.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
The Company’s Indian subsidiary, WNS Global, has set up unsecured lines of credit of 470,000 ($10,503 based on the exchange rate on June 30, 2011) from The Hongkong and Shanghai Corporation Limited and $5,000 from BNP Paribas, interest on which would be determined on the date of the borrowing. As at June 30, 2011, 268,500 ($6,000 based on the exchange rate on June 30, 2011) was utilized for working capital requirement, 14,200 ($317 based on the exchange rate on June 30, 2011) was utilized for obtaining bank guarantees and 10,493 ($234 based on the exchange rate on June 30, 2011) was utilized for obtaining letters of credit from the line of credit available with The Hongkong and Shanghai Corporation Limited and $5,000 was utilized for working capital requirements from the line of credit available with BNP Paribas.
11. Employee benefits
Defined contribution plan
The following table sets forth the Company’s contribution to defined contribution plans:

	Three months ended
	June 30,
	2011	2010
India	$1,366	$1,364
Philippines	10	12
Sri Lanka	82	84
United Kingdom	183	217
United States	71	98

Total	$1,712	$1,775

Defined benefit plan
The following table sets forth the net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines and Sri Lanka.

	Three months ended
	June 30,
	2011	2010
Net periodic gratuity cost
Service cost	$378	$388
Interest cost	126	104

Total	$504	$492

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
12. Other liabilities

	As at
	June 30,	March 31,	April 1,
	2011	2011	2010
Current:
Withholding taxes and VAT payables	$2,442	$1,005	$2,728
Noncontrolling interest	1,815	1,767	1,676
Other liabilities	966	1,354	4,341

Total	$5,223	$4,126	$8,745

Non-current:
Deferred rent expenses	$2,365	$2,851	$3,071
Other liabilities	—	127	656

Total	$2,365	$2,978	$3,727

13. Revenue recognition
In Auto Claims BPO, the Company has started re-negotiating contractual terms with insurance company and the repair centers as and when they come up for renewal. During the quarter ended June 30, 2011, the Company has renewed its contract with one of its customer and negotiated a new contract with the repair center in April 2011. In May 2011, the Company has further negotiated for a new contract with the repair center, which is appended as part of the main revenue contract with two other insurance customers.
The key changes to the “Principal Agent Consideration” are summarized below:
a)	The primary responsibility of the repair work has now shifted from the Company to the repair center.

b)	The credit risk is now passed on from the Company to the insurance company.

c)	The true economic benefit which the Company earns in the process is the claims handling fee with the repairs cost being a pass through from the insurance company to the repair center without any significant risk and reward involved on the Company’s part.
The Company has evaluated the principal or agent recognition criteria as per IAS 18. Based on the evaluation of the terms of the contract with repair centers and arrangement with insurance company, the Company has concluded that it is not the principal in providing claims handling services and hence it would be appropriate to record revenue from repair services on a net basis i.e. net of repair cost.
Accordingly, the revenues from three of the Company’s clients in Auto Claims BPO have been recorded net of repair cost during the first quarter of fiscal 2012. The change in revenue accounting for one of its clients is effective from April 2011 and the balance two clients is effective from May 2011.
14. Expenses by nature

	Three months ended
	June 30,
	2011	2010
Employee cost	$56,844	$49,052
Repair payments	27,824	60,656
Facilities cost	13,242	14,653
Depreciation charges	4,067	4,878
Legal and professional expenses	3,977	4,513
Travel expenses	3,706	2,660
Other cost	5,128	5,490

Total cost of revenue, selling and marketing and general and administrative expenses	$114,788	$141,902

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
15. Share-based payments
The Company has two share-based incentive plans, the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009 (collectively referred to as the “Plans”). Under the Plans, share based options may be granted to eligible participants. Options are generally granted for a term of ten years and have a graded vesting period of up to four years. The Company settles employee share-based option exercises with newly issued ordinary shares.
Share-based compensation expense during the three months ended June 30, 2011 and 2010 are as follows:

	Three months ended
	June 30,
	2011	2010
Share-based compensation recorded in
— Cost of revenue	$326	$8
— Selling and marketing expenses	116	4
— General and administrative expenses	1,023	31

Total share-based compensation expense	$1,465	$43

Upon exercise of stock options and RSUs the Company issued 56,958 and 373,132 shares, respectively, for the three months ended June 30, 2011 and 2010.
16. Income taxes
The domestic and foreign source component of profit (loss) before income taxes is as follows:

	Three months ended
	June 30,
	2011	2010
Domestic	$(837)	$(472)
Foreign	4,225	(3,781)

Profit (loss) before income taxes	$3,388	$(4,253)

The Company’s provision for income taxes consists of the following:

	Three months ended
	June 30,
	2011	2010
Current taxes
Domestic taxes	$—	$—
Foreign taxes	4,081	3,220

	4,081	3,220
Deferred taxes
Domestic taxes	$—	$—
Foreign taxes	(1,352)	(1,638)

	$2,729	$1,582

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
Provision (credit) for income taxes has been allocated as follows:

	Three months ended
	June 30,
	2011	2010

Income taxes on profit/(loss)	$2,729	$1,582
Income taxes on other comprehensive income
—unrealized gain on cash flow hedging derivatives	(461)	(512)

Total income taxes	$2,268	$1,070

The Company has 13 delivery centers in India which were eligible to claim income-tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”) which expired on April 1, 2011. The Company has a delivery center located in Gurgaon, India registered under the Special Economic Zone (“SEZ”) scheme and eligible for 100% income tax exemption until fiscal 2012, and 50% income tax exemption from fiscal 2013 till fiscal 2022. During fiscal 2012, the Company has also started its operations in delivery centers in Pune & Navi Mumbai, India registered under the SEZ scheme and eligible for 100% income tax exemption until fiscal 2016 and 50% income tax exemption from fiscal 2017 till fiscal 2026. The Government of India pursuant to the Indian Finance Act, 2011 has levied minimum alternate tax (“MAT”) on the profits earned by the SEZ units at the rate of 20.01%. The Company’s operations in Costa Rica and Philippines are also eligible for tax exemptions which expire in fiscal 2017 and fiscal 2013, respectively. The Company’s operations in Sri Lanka were also eligible for tax exemptions which expired in fiscal 2011. However, the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This will enable the Company’s Sri Lankan subsidiary to continue to claim tax exemption under Sri Lankan Inland Revenue Act following the expiry of the tax holiday.
In January 2009 the Company received an order of assessment for fiscal 2005 from the Indian tax authorities that could give rise to an estimated $16,271 in additional taxes, including interest of $5,049. The Company had contested the order and in November 2010 the Company received the order from the first level Indian appellate authority deciding the issues in favor of the Company. However, the order has been contested before higher appellate authorities by the Indian tax authorities.
In November 2009, the Company received draft orders of assessment for fiscal 2006 from the Indian tax authorities. The Company had contested the draft orders of assessment before the Dispute Resolution Panel (“DRP”), a panel set up by the Government of India as alternate first level appellate authorities. The DRP order as well as the orders of assessment giving effect to the DRP order, which were received by the Company in the month of September 2010, could give rise to an estimated $16,325 in additional taxes, including interest of $5,716. Further in February 2011, the Company received orders of assessment from the Indian tax authorities for fiscal 2007 that could give rise to an estimated $29,431 in additional taxes, including interest of $9,449. The Company has contested these orders before higher appellate tax authorities.
Based on certain favorable decision from appellate authorities in previous years, certain legal opinions from counsel and after consultation with the Indian tax advisors, the Company believes that the chances of the aforementioned assessments, upon challenge, being sustained at the higher appellate authorities are remote and the Company intends to vigorously dispute the assessments and orders. The Company has deposited a small portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matter.
Others
On March 21, 2009, the Company received an order from the Indian service tax authority, demanding $7,736 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by the Company to clients. The Company has filed an appeal to the appellate tribunal against the assessment order and the appeal is currently pending. After consultation with the Indian tax advisors, the Company believes the chances that the assessment would be upheld against it are remote. The Company intends to continue to vigorously dispute the assessment.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
17. Earnings per share
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three months ended
	June 30,
	2011	2010
Numerator:
Profit (loss)	$659	$(5,835)

Denominator:
Basic weighted average ordinary shares outstanding	44,470,148	43,979,924
Dilutive impact of equivalent stock options and RSUs outstanding	10,89,009	—
Diluted weighted average ordinary shares outstanding	45,559,157	43,979,924
The computation of earnings (loss) per ordinary share (“EPS”) was determined by dividing profit (loss) by the weighted average ordinary shares outstanding during the respective periods.
The Company excludes options with exercise price that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the three months ended June 30, 2011 and, the Company excluded from the calculation of diluted EPS options to purchase 891,148 shares.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
18. Subsidiaries
The following is a list of the Company’s subsidiaries as at June 30, 2011:

S/No.	Name of subsidiary	Place of incorporation
1.	WNS Global Services Netherlands Cooperative U.A.	The Netherlands
2.	WNS North America, Inc.	Delaware, USA
3.	WNS Global Services (UK) Limited	United Kingdom
4.	Business Applications Associates Limited	United Kingdom
5.	WNS (Mauritius) Limited	Mauritius
6.	WNS Global Services (Romania) S.R.L.	Romania
7.	WNS Philippines, Inc. (1)	Philippines
8.	WNS Global Services Philippines, Inc.	Philippines
9.	WNS Business Consulting Services Private Limited	India
10.	WNS Workflow Technologies Limited	United Kingdom
11.	Accidents Happen Assistance Limited	United Kingdom
12.	Baizan International Software Technology (Beijing) Co. Limited	China
13.	WNS Capital Investment Limited	Mauritius
14.	WNS Global Services (Private) Limited	Sri Lanka
15.	WNS Customer Solutions (Singapore) Private Limited	Singapore
16.	WNS Customer Solutions (Private) Limited	Sri Lanka
17.	WNS Global Services Private Limited	India
18.	WNS BPO Services Costa Rica, S.A.	Costa Rica
19.	WNS Global Services (Australia) Pty Limited	Australia
20.	WNS Global FZE	United Arab Emirates
All the above subsidiaries are held by the Company directly or indirectly for the entire shareholding of 100% except WNS Philippines, Inc, as discussed in note (1) below;
Note:

(1)	WNS Philippines, Inc. is a joint venture company set up between the WNS Global Services Netherlands Cooperative U.A. (“the Co-op”) and ACS. ACS has assigned its rights and obligations under the joint venture agreement in favor of its holding company Paxys. The Co-op has a 65% ownership interest in WNS Philippines, Inc.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
19. Operating segments
The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent matrix form of organization structure, accordingly operating segments have been determined based on core principle of segments reporting in accordance with IFRS 8 “Operating segments” (IFRS 8). These operating segments include travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups, auto claims and others. The Company believes that the business process outsourcing services that it provides to customers in industries other than auto claims such as travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups and others are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance and AHA (“WNS Auto Claims BPO”), which provide automobile claims handling services, do not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPO” and “WNS Auto Claims BPO”.
The Chief Operating Decision Maker (“CODM”) has been has been identified as the Group Chief Executive Officer. The CODM evaluates the Company’s performance and allocates resources based on revenue growth of vertical structure.
In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue. The Company uses revenue less repair payments for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “Non-fault repairs”, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue. The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)

	Three months ended June 30, 2011
	WNS	WNS Auto	Inter
	Global BPO	Claims BPO	segments*	Total
Revenue from external customers	$89,444	$36,219	$—	$125,663
Segment revenue	$89,645	$36,219	$(201)	$125,663
Payments to repair centers	—	27,824	—	27,824

Revenue less repair payments	89,645	8,395	(201)	97,839
Depreciation	3,680	387	—	4,067
Other costs	73,343	6,965	(201)	80,107

Segment operating profit	12,622	1,043	—	13,665
Other income, net	(177)	(27)	—	(204)
Finance expense	1,176	—	—	1,176

Segment profit before income taxes	11,623	1,070	—	12,693
Provision for income taxes	2,552	177	—	2,729

Segment profit	9,071	893	—	9,964
Amortization of intangible assets				7,840
Share based compensation expense				1,465

Profit				$659

Addition to non-current assets	$6,237	$515	$—	$6,752
Total assets, net of elimination	391,766	109,907		501,673
Total liabilities, net of elimination	$203,682	$31,747	$—	$235,429

*	Transactions between inter segments represent invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to latter.

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)

	Three months ended June 30, 2010
	WNS	WNS Auto	Inter
	Global BPO	Claims BPO	segments*	Total
Revenue from external customers	$80,005	$69,959	$—	$149,964
Segment revenue	$80,208	$69,959	$(203)	$149,964
Payments to repair centers	—	60,656	—	60,656

Revenue less repair payments	80,208	9,303	(203)	89,308
Depreciation	4,613	265	—	4,878
Other costs	66,858	6,636	(203)	73,291

Segment operating profit	8,737	2,402	—	11,139
Other income, net	(59)	(116)	—	(175)
Finance expense	7,544	—	—	7,544

Segment profit before income taxes	1,252	2,518	—	3,770
Provision for income taxes	1,120	462	—	1,582

Segment profit	132	2,056	—	2,188
Amortization of intangible assets				7,980
Share based compensation expense				43

Loss				$(5,835)

Addition to non-current assets	$2,210	$540	$—	$2750
Total assets, net of elimination	424,762	107,476		532,238
Total liabilities, net of elimination	$246,000	$51,897	$—	$297,897

*	Transactions between inter segments represent invoices raised by WNS Global BPO on WNS Auto Claims BPO on an arm’s length basis for business process outsourcing services rendered by the former to latter.
The Company’s external revenue by geographic area is as follows;
External Revenue

	June 30,	June 30,
	2011	2010
UK	$81,025	$89,987
North America	36,227	35,037
Europe (excluding UK)	6,653	23,508
Rest of the World	1,758	1,432

Total	$125,663	$149,964

WNS (HOLDINGS) LIMITED
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(Amounts in thousands, except share and per share data)
20. Commitment and Contingencies
Bank guarantees and others
Certain subsidiaries in India and Romania hold bank guarantees aggregating $487 and $483 as at June 30, 2011 and March 31, 2011, respectively. These guarantees have a remaining expiry term ranging from one to five years.
Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities in India and lessors in Romania, aggregating to $220 and $194 at June 30, 2011 and March 31, 2011, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.
Contingencies
In the ordinary course of business, the Company is involved in lawsuits, claims and administrative proceedings. While uncertainties are inherent in the final outcome of these matters, the Company believes, after consultation with counsel, that the disposition of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.
21. Joint venture with ACS
In April 2008, the Company formed a joint venture, WNS Philippines, with ACS, a BPO services and customer care provider, in the Philippines. ACS has assigned its rights and obligations under the joint venture agreement in favor of its holding company Paxys. This joint venture is majority owned by the Company (65%) and the balance by Paxys. This joint venture offers contact center services to global clients across industries. This joint venture enables the Company to bring a large scale talent pool to help solve the business challenges of its clients while diversifying the geographic concentration of delivery. Pursuant to the joint venture agreement, the Company has a call option to acquire from Paxys the remaining shares owned by Paxys and Paxys has a put option to sell all of its shareholding in the joint venture to the Company, upon the occurrence of certain conditions, as set forth in the joint venture agreement, or after August 6, 2012.
As the Company always had the risk and rewards for the ownership of the joint venture and with the existence of put option, the Company has a contractual obligation to deliver cash, hence the noncontrolling interest is classified as liability in accordance with IAS 32. The put and call option would trigger on expiry of four years from the date of commencement of operations or occurrence of non-performance event i.e. six months of continuous losses by the joint venture.
As at the Transition Date, the Company had done the probability weightage of possible outcome of the put and call options under the various conditions of contract and recorded its obligation towards the put liability. Accordingly, a liability has been recorded based on the obligation existing at the Transition Date based on the present value of the put option with the initial recognition to equity amounting to $1,676.
At every period end, the Company has re-measured the put liability. As at June 30, 2011, the non-performance event has triggered as the joint venture has made six months of continuous losses for the period January 2011 to June 2011. The Company has evaluated the trigger of non-performance event and the consequent put and call option liability and concluded that the liability recorded in the books of accounts is adequate as at June 30, 2011.

Part II — MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended March 31, 2011. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”
Overview
We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services to our clients, which are typically companies located in the Asia Pacific regions, Europe and North America.
Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process outsourcing is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.
Our revenue is generated primarily from providing business process outsourcing services. We have two reportable segments for financial statement reporting purposes — WNS Global BPO and WNS Auto Claims BPO. In our WNS Auto Claims BPO segment, we provide both “fault” and “non fault” repairs. For “fault” repairs, we provide claims handling and accident management services, where we arrange for automobile repairs through a network of third party repair centers. In our accident management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 13 of the unaudited condensed consolidated financial statements included elsewhere in this report. Since we wholly subcontract the repairs to the repair centers, we evaluate our financial performance based on revenue less repair payments to third party repair centers which is a non-GAAP measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that we directly provide to our clients. For “non fault” repairs, revenue including repair payments is used as a primary measure to allocate resources and measure operating performance. As we provide a consolidated suite of accident management services including credit hire and credit repair for our “non fault” repairs business, we believe that measurement of that line of business has to be on a basis that includes repair payments in revenue. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with IFRS. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure) for the periods indicated:
(US $ in million)

	Three month ended June 30,
	2011	2010
Revenue	125.7	150.0
Less: Payments to repair centers	27.8	60.7
Revenue less repair payments	97.8	89.3
Global Market and Economic Conditions
In Asia, Europe and the United States, market and economic conditions have been challenging with tighter credit conditions and slower growth since fiscal 2009. Since fiscal 2009 and continuing into fiscal 2012, continued concerns about the systemic impact of inflation, energy costs, geopolitical issues and the availability and cost of credit have contributed to increased market volatility and diminished expectations for the economy globally. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have, since fiscal 2009 and continuing into fiscal 2012, contributed to extreme volatility.
These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the US and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the average pound sterling/US dollar exchange rate for fiscal 2011 depreciated 2.6% as compared to the average exchange rate for fiscal 2010, which adversely impacted our results of operations. Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of the economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure, and insurance industries. If macroeconomic conditions worsens or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations specifically.
Revenue
We generate revenue by providing business process outsourcing services to our clients.
(US $ in million)

	Three Month ended June 30,
	2011	2010	Change	% Changes
Revenue	125.7	150.0	(24.3)	(16.2)%
Revenue less repair payments	97.8	89.3	8.5	9.6%
During the three months ended June 30, 2011, we re-negotiated contracts with certain of our clients and repair centers in the Auto Claims business, whereby the significant risk of services and the credit risk are now borne by these clients instead of us. As a result of these changes, we no longer account for the amount received from these clients for payments to repair centers and the payments made to repair centers for cases referred by these clients as revenue and cost of revenue, respectively, resulting in lower revenue and cost of revenue. The contract re-negotiation process is ongoing and aimed at simplifying our accounting requirements.
We believe that we have been successful in achieving growth in our revenue less repair payment due to a number of factors, including our understanding of our clients’ industries, our focus on operational excellence and our world-class management team with significant experience in the global outsourcing industry. We have been successful in adding new clients who are diversified across industries and geographies to our existing large client base.

Our Contracts
We provide our services under contracts with our clients, the majority of which have terms ranging between three and eight years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with notice periods ranging from three to six months. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.
Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.
When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a two to six month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.
In the WNS Global BPO segment, we charge for our services primarily based on three pricing models — per full-time-equivalent; per transaction; or cost-plus — as follows:
•	per full-time equivalent arrangements typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

•	per transaction arrangements typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed); or

•	cost-plus arrangements typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.
Apart from the above-mentioned three primary pricing methods, a small portion of our revenue is comprised of reimbursements of out-of-pocket expenses incurred by us in providing services to our clients.
Our prior contracts with a major client, AVIVA, granted Aviva Global the option to require us to transfer our facilities at Pune and Sri Lanka to Aviva Global. The Sri Lanka facility was transferred at book value and did not result in a material gain or loss, although we lost the revenue generated by the facility upon our transfer of the facility to Aviva Global. With the transaction that we entered into with AVIVA in July 2008 described below, we have, through the acquisition of Aviva Global, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility and we expect these facilities to continue to generate revenue for us under the AVIVA master services agreement described below. However we may in the future enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.
In July 2008, we entered into a transaction with AVIVA consisting of a share sale and purchase agreement with AVIVA and a master services agreement with AVIVA MS. Pursuant to the share sale and purchase agreement with AVIVA, we acquired all the shares of Aviva Global in July 2008.
Pursuant to the master services agreement with AVIVA MS, or the AVIVA master services agreement, we provide BPO services to AVIVA’s UK and Canadian businesses for a term of eight years and four months. Under the terms of the agreement, we have agreed to provide a comprehensive spectrum of life and general insurance processing functions to AVIVA, including policy administration and settlement, along with finance and accounting, customer care and other support services. In addition, we have the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers. In March 2009, we entered into a variation deed to the AVIVA master services agreement pursuant to which we commenced provision of services to AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. AVIVA’s Canadian business has ceased to require our BPO services and we are currently providing BPO services to AVIVA’s UK business and AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates.

Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenue, except for our contract with one of our top five clients based on revenue less repair payments in fiscal 2010, and the AVIVA master services agreement that we entered into in July 2008 as described above. AVIVA MS has agreed to provide a minimum volume of business, or minimum volume commitment, to us during the term of the contract. The minimum volume commitment is calculated as 3,000 billable full-time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In August 2009, we entered into a variation agreement to the AVIVA master services agreement pursuant to which AVIVA MS agreed to increase the minimum volume commitment from the current 3,000 billable full time employees to 3,300 billable full time employees for a period of 17 months from March 1, 2010 to July 31, 2011 and to 3,250 billable full time employees for a period of six months from August 1, 2011 to January 31, 2012. The minimum volume commitment will revert to 3,000 billable full time employees after January 31, 2012 for the remaining term of the AVIVA master services agreement. In the event the mean average monthly volume of business in any rolling three-month period does not reach the minimum volume commitment, AVIVA MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the minimum volume commitment, there are termination at will provisions which permit AVIVA MS to terminate the AVIVA master services agreement without cause at any time after the expiry of 24 months from October 9, 2008, except in the case of the Chennai facility which was transferred to WNS Global Singapore in July 2008, at any time after expiry of 24 months from September 19, 2008, and in the case of the Pune facility which was transferred to WNS Global Singapore in August 2008, at any time after expiry of 24 months from October 10, 2008, in each case, with six months’ notice upon payment of a termination fee. The annual minimum volume commitment under this contract was met in fiscal 2011.
Under the terms of our agreement with one of our top five clients, we are the exclusive provider of certain key services from delivery locations outside of the US, including customer service and ticketing support for the client. Our earlier agreement with this client was due to expire in December 2010. We re-negotiated this agreement and entered into a new agreement with the client on December 31, 2009. The new agreement replaced our earlier agreement and became effective on April 1, 2010 and expires in December 2015. Under the earlier agreement with this client, we were entitled to charge premium pricing because we had absorbed the initial transition cost in 2004. That premium pricing is no longer available in the new contract with this client. The early termination of the old agreement entitled us to a payment by the client of a termination fee of $5.4 million which was received on April 1, 2010. As the termination fee was related to a renewal of our agreement with the client, we have determined that the recognition of the termination fee as revenue will be deferred over the term of the new agreement (i.e., over the period from April 1, 2010 to December 31, 2015).
FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. For fiscal 2007, FMFC accounted for 4.3% and 6.8% of our revenue and revenue less repair payments, respectively. Contractually, FMFC was obligated to provide us with annual minimum revenue, or pay the shortfall, through fiscal 2011. We have filed claims in FMFC’s Chapter 11 case both for the payment of unpaid invoices for services rendered to FMFC before FMFC filed for Chapter 11 bankruptcy, for our entitlement under FMFC’s annual minimum revenue commitment, and for administrative expenses. The amount of outstanding claims filed totaled $15.6 million. In a judgment passed by the bankruptcy court in 2009, the claim filed by WNS amounting to $11.7 million on account of loss of profit from the remainder of the minimum revenue commitment has been denied. We filed an appeal against this order in the bankruptcy appellate court, Tucson, Arizona. On August 31, 2010, the appellate court passed judgment in our favor thereby reversing the orders passed by the bankruptcy court and remanded the matter back to the bankruptcy court. In the same matter, the liquidating trustee, appointed by the bankruptcy court, has filed a petition against us claiming a refund of payments made by FMFC to us during the 90 days period immediately prior to its filing of the bankruptcy petition. FMFC paid a sum of $4 million during the period from May 22, 2007 through August 21, 2007. All these payments were made in the ordinary course of business and were against the undisputed invoices of the services provided by us to FMFC during the relevant period. On August 31, 2010, we entered into a settlement agreement with the liquidating trustee pursuant to which the liquidating trustee agreed to allow our claims to the extent of $11.8 million and dismissal of the liquidating trustee’s claim of $4 million for payments made by FMFC to us and we agreed to make a settlement payment of $50,000 to the liquidating trustee. On October 3, 2010, the bankruptcy court approved the settlement agreement and on October 13, 2010 we made the settlement payment of $50,000 to the liquidating trustee. At this stage we cannot confirm the amount which we can realize from the allowed claims. In fiscal 2008, we had provided an allowance for doubtful accounts for the entire amount of accounts receivable from FMFC.

In our WNS Auto Claims BPO segment, we earn revenue from claims handling and accident management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile accident management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide consolidated suite of services towards accident management including credit hire and credit repair for “non-fault” repairs business. Overall, we believe that we have established a sustainable business model which offers revenue visibility over a substantial portion of our business. We have done so by:
•	developing a broad client base which has resulted in limited reliance on any particular client;

•	seeking to balance our revenue base by targeting industries that offer significant offshore outsourcing potential;

•	addressing the largest markets for offshore business process outsourcing services, which provide geographic diversity across our client base; and

•	focusing our service mix on diverse data, voice and analytical processes, resulting in enhanced client retention.
Expenses
The majority of our expenses comprise cost of revenue and operating expenses. The key components of our cost of revenue are payments to repair centers, employee costs, facilities costs, depreciation and legal and professional costs. Our operating expenses include selling and marketing expenses, general and administrative expenses, foreign exchange gains and losses and amortization of intangible assets. Our non-operating expenses include finance expenses, other income and other expenses.
Cost of revenue
Our WNS Auto Claims BPO segment includes automobile accident management services, where we arrange for repairs through a network of repair centers. The payments to repair centers represent the largest component of cost of revenue. The value of these payments in any given period is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents.
Employee costs are also a significant component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention.
Our facilities costs comprise lease rentals, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that cap escalation of lease rentals.
Selling and marketing expenses
Our selling and marketing expenses primarily comprise employee costs for sales and marketing personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses and other general expenses relating to selling and marketing.
General and administrative expenses
Our general and administrative expenses primarily comprise employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.
Foreign exchange gains or losses, net
Foreign exchange gains or losses, net includes:
•	marked to market gains or losses on derivative instruments;

•	foreign currency exchange gains or losses on translation of other assets and liabilities; and

•	unrealized foreign currency exchange gains or losses on revaluation of other assets and liabilities.
Amortization of intangible assets
Amortization of intangible assets is associated with our acquisitions of Marketics, in May 2007, Flovate in June 2007, Accidents Happen Assistance Limited, or AHA (formerly known as Call 24-7 Limited, or Call 24-7) in April 2008, BizAps in June 2008 and Aviva Global in July 2008.

Finance expense
Finance expense primarily relates to interest charges payable on our term loan and short-term borrowings.
Other income and expense, net
Other income and expense, net comprise interest income and income or loss from sale of fixed assets and other miscellaneous expenses.
Operating Data
The following table presents certain operating data as of the dates indicated:

	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
Total head count	21,808	21,523	21,213	21,460	21,406
Built up seats(1)	16,573	16,278	16,320	16,127	16,033
Used seats(1)	13,450	13,256	13,235	13,149	13,851
Note:

(1)
Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we acquire a new client or increase headcount.

Results of Operations
The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	As a percentage of
	Revenue		Revenue less repair payments
	Three months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010

Cost of revenue	75.9%	81.8%	69.1%	69.5%
Gross profit	24.1%	18.2%	30.9%	30.5%
Operating expenses:
Selling and marketing expenses	5.3%	3.4%	6.8%	5.7%
General and administrative expenses	10.1%	9.4%	13.0%	15.8%
Foreign exchange gains, net	(1.1)%	(2.0)%	(1.4)%	(3.4)%
Amortization of intangible assets	6.2%	5.3%	8.0%	8.9%
Operating profit	3.5%	2.1%	4.5%	3.5%
Other income, net	(0.2)%	(0.1)%	(0.2)%	(0.2)%
Finance expense	0.9%	5.0%	1.2%	8.4%
Provision for income taxes	2.2%	1.1%	2.8%	1.8%
Profit (loss)	0.5%	(3.9)%	0.7%	(6.5)%
The following table reconciles revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure) and sets forth payments to repair centers and revenue less repair payments as a percentage of revenue:
(US $ in million)

	Three months ended June 30,
	2011	2010	2011	2010
Revenue	$125.7	$150.0	100%	100%
Less: Payments to repair centers	27.8	60.7	22%	40%
Revenue less repair payments	$97.8	$89.3	78%	60%

The following table presents our results of operations for the periods indicated:
(US $ in million)

	Three months ended June 30,
	2011	2010
Revenue	$125.7	$150.0
Cost of revenue(1)	95.4	122.7
Gross profit	30.3	27.2
Operating expenses:
Selling and marketing expenses(2)	6.6	5.1
General and administrative expenses(3)	12.7	14.1
Foreign exchange gains, net	(1.3)	(3.0)
Amortization of intangible assets	7.8	8.0
Operating profit	4.4	3.1
Other income, net	(0.2)	(0.2)
Finance expense	1.2	7.5
Provision for income taxes	2.7	1.6
Profit (loss)	$0.7	$(5.8)
Notes:

(1)	Includes share- based compensation expense of $0.3 million for the three months ended June 30, 2011, and $0.0 million for the three months ended June 30, 2010.

(2)	Includes share- based compensation expense of $0.1 million for the three months ended June 30, 2011, and $0.0 million for the three months ended June 30, 2010.

(3)	Includes share- based compensation expense of $1.0 million for the three months ended June 30, 2011, and $0.0 million for the three months ended June 30, 2010.
Results for three months ended June 30, 2011 compared to the three months ended June 30, 2010
Revenue
The following table sets forth our revenue and percentage change in revenue for the periods indicated:
(US $ in million)

	Three month ended June 30,
	2011	2010	Change	% Changes
Revenue	$125.7	$150.0	$24.3	(16.2)%
The decrease in revenue of $24.3 million was primarily attributable to a decrease in revenue from existing clients of $27.4 million partially offset by revenue from new clients of $3.1 million. The decrease in revenue from existing clients was primarily attributable to our auto claims business on account of changes to certain client contracts and contracts with repair centers whereby the significant risk of services and the credit risk are now borne by these clients instead of us. As a result of these changes, we no longer account for the amounts received from these clients as revenue, resulting in lower revenue.

Revenue by Geography
The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:
(US $ in million)

			As a percentage of
	Revenue		Revenue
	Three month ended June 30,
	2011	2010	2011	2010
UK	$81.0	$90.0	64.5%	60.0%
North America (primarily the US)	$36.2	$35.0	28.8%	23.4%
Europe (excluding the UK)	$6.7	$23.5	5.3%	15.7%
Rest of World	$1.8	$1.4	1.4%	0.9%
The decrease in revenue from the UK and Europe region is primarily attributable to our auto claims business on account of changes to certain client contracts and contracts with repair centers whereby the significant risk of services and the credit risk are now borne by these clients instead of us. As a result of these changes, we no longer account for the amounts received from these clients as revenue, resulting in lower revenue.
Revenue less Repair Payments
The following table sets forth our revenue less repair payment and percentage change in revenue less repair payments for the periods indicated:
(US $ in million)

	Three month ended June 30,
	2011	2010	Change	% Changes
Revenue less repair payments	$97.8	$89.3	$8.5	9.6%
The increase in revenue less repair payments of $8.5 million was primarily attributable to an increase in revenue less repair payments from existing clients of $6.2 million and revenue less repair payments from new clients of $2.3 million. The increase in revenue less repair payments was primarily due to higher volumes in the Insurance, Retail and Healthcare verticals and a stronger pound sterling.
Revenue less Repair Payments by Geography
The following table sets forth the composition of our revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:
(US $ in million)

			As a percentage of
			revenue less repair
	Revenue less repair payments		payments
	Three month ended June 30,
	2011	2010	2011	2010
UK	$53.2	$46.3	54.4%	51.9%
North America (primarily the US)	$36.2	$35.0	37.0%	39.2%
Europe (excluding the UK)	$6.7	$6.5	6.8%	7.3%
Rest of World	$1.8	$1.4	1.8%	1.6%
The increase in revenue less repair payments from the UK region was primarily attributable to higher volumes in the Insurance, Retail and Healthcare verticals.

Cost of Revenue
The following table sets forth our cost of revenue:
(US $ in million)

	Three month ended June 30,
Cost of revenue	2011	2010	Change
Employee costs	$42.8	$38.9	$3.9
Repair payments	27.8	60.7	(32.8)
Facilities costs	12.3	11.8	0.5
Depreciation	3.8	4.5	(0.8)
Legal and professional costs	2.7	2.3	0.4
Travel costs	2.4	1.3	1.1
Other costs	3.6	3.2	0.4

Total cost of revenue	$95.4	$122.7	$(27.3)
As a percentage of revenue	75.9%	81.8%
The decrease in repair payments is primarily attributable to our auto claims business on account of changes to certain client contracts and contracts with repair centers whereby the significant risk of services and the credit risk are now borne by these clients instead of us. As a result of these changes, we no longer account for the payments made to repair centers for cases referred by this client as cost of revenue, which resulted in lower repair payments. The decrease was partially offset by an increase in employee costs due to an increased in salary and a stronger Indian rupee. The facilities costs is higher by $0.5 million on account of new facilities in Costa Rica, Mumbai and Chennai, which is partially offset by a de-recognition of deferred rent liability of $1.0 million resulting from significant modifications in our lease agreement for Mumbai location.
Gross Profit
The following table sets forth our gross profit:
(US $ in million)

	Three month ended June 30,
	2011	2010	Change
Gross profit	$30.3	$27.2	$3.0
As a percentage of revenue	24.1%	18.2%
As a percentage of revenue less repair payments	30.9%	30.5%
Gross profit is higher due to higher revenue less repair payments as detailed above, partially offset by an increase in employee cost and a stronger Indian rupee.
Selling and marketing expenses
The following table sets forth our selling and marketing expenses:
(US $ in million)

	Three month ended June 30,
	2011	2010	Change
Employee costs	$4.6	$3.3	$1.3
Other costs	2.0	1.8	0.3

Total selling and marketing expenses	$6.6	$5.1	$1.6

As a percentage of revenue	5.3%	3.4%
As a percentage of revenue less repair payments	6.8%	5.7%
The increase was primarily the result of ongoing investment in the expansion of our sales team, client partner program, and branding and marketing initiatives. We anticipate maintaining a consistent level of investment in support of our growth strategy.

General and administrative expenses
The following table sets forth our general and administrative expenses:
(US $ in million)

	Three month ended June 30,
	2011	2010	Change
Employee costs	$9.5	$6.9	$2.6
Other costs	3.3	7.2	(3.9)

Total general and administrative expenses	$12.7	$14.1	$(1.4)

As a percentage of revenue	10.1%	9.4%
As a percentage of revenue less repair payments	13.0%	15.8%
The decrease was primarily on account of cost optimization in support functions and better operating leverage resulting in lower cost in legal and professional, facilities and other costs. This decrease was partially offset by an increase in employee costs as a result of higher salary including share-based compensation cost of $1.0 million.
Foreign exchange gains, net
The following table sets forth our foreign exchange gains, net:
(US $ in million)

	Three month ended June 30,
	2011	2010	Change
Foreign exchange gains, net	$(1.3)	$(3.0)	$1.7
The decrease is due to lower unrealized foreign exchange gains on revaluation of assets and liabilities.
Amortization of intangible asset
The following table sets forth our amortization of intangible assets:
(US $ in million)

	Three month ended June 30,
	2011	2010	Change
Amortizations of intangible asset	$7.8	$8.0	$(0.2)
The decrease was primarily due to the complete amortization of software intangible assets acquired in connection with the acquisition of Flovate in June 2007.
Operating profit
The following table sets forth our operating profit:
(US $ in million)

	Three month ended June 30,
	2011	2010	Change
Operating profit	$4.4	$3.1	$1.2
As a percentage of revenue	3.5%	2.1%
As a percentage of revenue less repair payments	4.5%	3.5%
Operating profit increased due to higher gross profit as discussed above and lower general and administrative expenses, partially offset by higher selling and marketing cost and lower foreign exchange gain.
Finance Expense
The following table sets forth our finance expense:
(US $ in million)

	Three month ended June 30,
	2011	2010	Change
Finance expense	$1.2	$7.5	$6.4

The decrease was primarily due to lower interest cost on account of the partial repayment of term loan and a onetime cost impact of $5.1 million due to an interest rate swap unwinding charge as a result of our term loan restructuring in fiscal first quarter of 2011.
Other (income) expense, net
The following table sets forth our other income, net:
(US $ in million)

	Three month ended June 30,
	2011	2010	Change
Other income, net	$(0.2)	$(0.2)	$0.0
Provision for income taxes
The following table sets forth our provision for income taxes:
(US $ in million)

	Three month ended June 30,
	2011	2010	Change
Provision for income taxes	$2.7	$1.6	$1.1
The increase in income tax is primarily on account of the expiry of the Software Technology Parks of India (“STPI”) tax holiday period in India.
Profit / (loss)
The following table sets forth our profit/(loss):
(US $ in million)

	Three month ended June 30,
	2011	2010	Change
Profit / (loss)	$0.7	$(5.8)	$6.5
As a percentage of revenue	0.5%	(3.9)%
As a percentage of revenue less repair payments	0.7%	(6.5)%
The increase in profit was primarily on account of higher revenue less repair payments, cost management initiatives and a onetime cost impact of $5.1 million due to an interest rate swap unwinding charge in fiscal first quarter of 2011, partially offset by higher employee cost and tax charge on account of the expiry of the tax holiday as mentioned above.
Liquidity and Capital Resources
Our capital requirements are principally for debt repayment, the establishment of operations facilities to support our growth and acquisitions. Our sources of liquidity include cash and cash equivalents, and cash flow from operations, supplemented by equity and debt financing and bank credit lines as required.
As at June 30, 2011, we had cash and cash equivalents of $20.3 million. We typically seek to invest our available cash on hand in bank deposits, and money market instruments.
As at June 30, 2011, our Indian subsidiary, WNS Global, had unsecured lines of credit of 470.0 million ($10.5 million based on the exchange rate on June 30, 2011) from The Hongkong and Shanghai Corporation Limited and $5.0 million from BNP Paribas, interest on which would be determined on the date of the borrowing. As at June 30, 2011, 268.5 million ($6.0 million based on the exchange rate on June 30, 2011) was utilized for working capital requirement, 14.2 million ($0.3 million based on the exchange rate on June 30, 2011) was utilized for obtaining bank guarantees and 10.5 million ($0.2 million based on the exchange rate on June 30, 2011) was utilized for obtaining letters of credit from the line of credit available with The Hongkong and Shanghai Corporation Limited and $5.0 million was utilized for working capital requirements from the lines of credit available with BNP Paribas.
In July 2008, we obtained a $200 million term loan facility to fund, together with existing cash and cash equivalents, the AVIVA transaction. Interest on the term loan was payable on a quarterly basis. Interest on the term loan was initially agreed at a rate equivalent to the three-month US dollar LIBOR plus 3% per annum. Effective January 10, 2009, the interest rate was increased by 0.5% per annum. In connection with the term loan, we entered into interest rate swap with banks covering the outstanding amount under the facility to swap the variable portion of the interest based on US dollar LIBOR to a fixed average rate. The outstanding balance of the term loan following prepayments and scheduled repayments made on the term loan as at July 12, 2010 was $115 million.

On July 12, 2010 the balance of $115 million was prepaid with cash on hand and proceeds from a term loan facility for $94 million obtained pursuant to a facility agreement dated July 2, 2010 between WNS (Mauritius) Limited and The Hongkong and Shanghai Banking Corporation Limited, Hong Kong, DBS Bank Limited, Singapore and BNP Paribas, Singapore, or the 2010 Term Loan. This 2010 Term Loan has been financed equally by all the three lenders and bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 2% per annum. This term loan is repayable in semi-annual installments of $20 million on each of January 10, 2011 and July 11, 2011 and $30 million on January 10, 2012 with the final installment of $24 million payable on July 10, 2012. On January 10, 2011 and July 11, 2011, we made a scheduled repayment installment of $20 million each. Following the installment repayments, the amount outstanding under the facility was $54 million. Repayment under the facility is guaranteed by us and secured by, among other things, pledges of shares provided by us and certain of our subsidiaries, charges over certain of our bank accounts and a fixed and floating charge over the assets of one of our UK subsidiaries, or the 2010 Term Loan Charge, which ranks pari passu with the UK Loan Charge (as defined below). The facility agreement contains certain restrictive covenants on our indebtedness, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio, each as defined in the facility agreement.
WNS Global Services (UK) Limited, or WNS UK, entered into a facility agreement dated June 30, 2010 with HSBC Bank plc for a secured line of credit for the £19.8 million ($31.8 million based on the exchange rate on June 30, 2011), consisting of a £9.9 million ($15.9 million based on the exchange rate on June 30, 2011) two year term loan facility repayable on maturity and a £9.9 million ($15.9 million based on the exchange rate on June 30, 2011) working capital facility which has been renewed on June 30, 2011. The term loan bears interest at Bank of England base rate plus a margin of 1.95% per annum and the working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. Repayment under the facility is guaranteed by us and secured by, among other things, pledges of shares provided by us and certain of our subsidiaries, a charge over one of our bank accounts and a fixed and floating charge over the assets of one of our UK subsidiaries, or the UK Loan Charge, which ranks pari passu with the 2010 Term Loan Charge. The facility agreement contains certain restrictive covenants on our indebtedness, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio, a minimum interest coverage ratio and a minimum current ratio, each as defined in the facility agreement. As at June 30, 2011, £9.9 million ($15.9 million based on the exchange rate on June 30, 2011) was outstanding under the term loan facility and there was no amount outstanding pertaining to the working capital facility.
WNS Global Services Philippines Inc. has established a $3.2 million line of credit pursuant to a facility agreement dated September 8, 2010 with The Hongkong and Shanghai Banking Corporation Limited. This facility consists of a three year term loan facility at the three-month US dollar LIBOR plus a margin of 3% per annum. This facility is secured by, among other things, a guarantee provided by us and contains certain restrictive covenants on our indebtedness, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio, a minimum interest coverage ratio, each as defined in the facility agreement. As at June 30, 2011, the amount outstanding against the facility was $3.2 million.
We believe that our anticipated cash generated from operating activities and cash and cash equivalents in hand will be sufficient to meet our estimated capital expenditures and financing commitments for fiscal 2012. However, under the current extreme market conditions as discussed under “— Global Market and Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to pursue certain of our expansion plans. Further, we may in the future consider making acquisitions which we expect to be able to finance partly or fully from cash generated from operating activities. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. If current market conditions continue to persist or deteriorate further, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.
In summary, our cash flows were:
(US $ in million)

	Three months ended June 30,
	2011	2010
Net cash provided by operating activities	$2.3	$4.5
Net cash used in investing activities	$(6.7)	$(2.7)
Net cash (used in) provided by financing activities	$(2.6)	$6.8

Cash Flows from Operating Activities
Cash provided by operating activities were $2.3 million for the three months ended June 30, 2011 as compared to $4.5 million for the three months ended June 30, 2010. The decrease in cash provided by operating activities for the three months ended June 30, 2010 as compared to the three months ended June 30, 2010 was attributable to a decrease in working capital changes by $4.4 million and an increase in profit as adjusted by non-cash related items by $0.1 million. The same was offset by a reduction in cash paid for income taxes by $0.8 million and interest paid by $1.3 million. Cash from working capital changes decreased by $4.4 million primarily due to changes in other current assets, accounts payable and deferred revenue, offset by changes in accounts receivable and other current liabilities in the three months ended June 30, 2011 resulting in a net cash outflow aggregating $13.2 million as compared to $8.8 million in the three months ended June 30, 2010. The increase in profit as adjusted for non-cash related items by $0.1 million was primarily on account of (i) an increase of $6.5 million in profit, (ii) an increase in share based compensation cost by $1.4 million, (iii) an increase in income tax expense by $0.9 million and (iv) an increase in excess tax benefit on share based options exercised by $0.4 million. This increase was partially offset by (i) a decrease in unrealized loss on derivatives instruments by $6.5 million, (ii) a decrease in interest expense by $1.2 million, (iii) a decrease in depreciation and amortization expenses by $0.9 million, (iv) a decrease in rent rationalization expense by $0.7 million, (v) a decrease in deferred tax credit by $0.3 million, and (vi) a decrease in allowance for doubtful debts by $0.1 million.
Cash Flows from Investing Activities
Cash used in investing activities were $6.7 million for the three months ended June 30, 2011 as compared to cash used in investing activities of $2.7 million for the three months ended June 30, 2010. Investing activities comprised the following: (i) the capital expenditure incurred for leasehold improvements, purchase of computers, furniture, fixtures and other office equipment associated with expanding the capacity of our delivery centers in the three months ended June 30, 2011 was $6.7 million, which was higher by $4.0 million as compared to $2.7 million in the three months ended June 30, 2010.
Cash Flows from Financing Activities
Cash used in financing activities were $2.6 million for the three months ended June 30, 2011, as compared to cash provided by financing activities of $6.8 million for the three months ended June 30, 2010. Financing activities in the three months ended June 30, 2011 was primarily on account of (i) a short term loan of $6.0 million taken by WNS Global Services Private Limited and a repayment of $9.0 million of short term loan by WNS UK, as compared to short term loan of $6.1 million taken by WNS Global Services Private Limited, in the three months ended June 30, 2010, (ii) payment made towards debt issuance cost in WNS (Mauritius) Limited was lower by $0.5 million for the three months ended June 30, 2011 as compared to the three months ended June 30, 2010 and (iii) proceeds received towards shares issued was lower by $0.4 million for the three months ended June 30, 2011 as compared to the three months ended June 30, 2010.
Tax Assessment Orders
Transfer pricing regulations to which we are subject require that any international transaction among WNS and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.
From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have a few orders of assessment outstanding and are vigorously disputing those assessments. We have described below assessment orders that we believe could be material to our company given the magnitude of the claim. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amount pending resolution of the matter on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals.

In January 2009, we received an order of assessment from the Indian tax authorities that assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated 728.1 million ($16.3 million based on the exchange rate on June 30, 2011) in additional taxes, including interest of 225.9 million ($5 million based on the exchange rate on June 30, 2011). The assessment order alleges that the transfer price we applied to international transactions between WNS Global and our other wholly-owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us. In March 2009, we deposited 10.0 million ($0.2 million based on the exchange rate on June 30, 2011) with the Indian tax authorities pending resolution of the dispute. The first level Indian appellate authorities have ruled in our favor in our dispute against an assessment order assessing additional taxable income for fiscal 2004 on WNS Global based on similar allegations on transfer pricing and tax deductibility of similar expenses and overturned the assessment. The Indian tax authorities contested the first level Indian appellate authorities’ ruling before the second level appellate authorities and resolution of the dispute is pending. We disputed the order of assessment for fiscal 2005 before the first level Indian appellate authorities. In November 2010, we received the order from the first level Indian appellate authorities in respect of the assessment order for fiscal 2005 deciding the issues in our favor. However, the order has been contested before second level appellate authorities by the Indian tax authorities and resolution of the dispute is pending.
In November 2009, we received a draft order of assessment from the Indian tax authorities (incorporating the transfer pricing order that we had received on October 31, 2009) for fiscal 2006. We had disputed the draft order of assessment before Dispute Resolution Panel, or DRP, a panel set up by the Government of India as an alternative to first appellate authority. In September 2010, we have received the DRP Order as well as the order of assessment giving effect to DRP order that assessed additional taxable income on WNS Global that could give rise to an estimated 457.3 million ($10.2 million based on the exchange rate on June 30, 2011) in additional taxes, including interest of 160.4 million ($3.6 million based on the exchange rate on June 30, 2011). The assessment order involves issues similar to that alleged in the order for fiscal 2005. Further, in September 2010, we have also received the DRP Orders as well as the orders of assessment giving effect to DRP orders in case of our certain other Indian subsidiaries assessed for tax in India, that assessed additional taxable income for fiscal 2006 that could give rise to an estimated 273.2 million ($6.1 million based on the exchange rate on June 30, 2011) in additional taxes, including interest of 95.4 million ($2.1 million based on the exchange rate on June 30, 2011). The DRP orders as well as assessment orders alleges that the transfer price we applied to international transactions with our related parties were not appropriate and taxed certain receipts claimed by us as not taxable. In March 2011, we deposited 8.0 million ($0.2 million based on the exchange rate on June 30, 2011) with the Indian tax authorities pending resolution of the dispute. We have disputed these orders before higher appellate tax authorities.
In February 2011, we received the order of assessment for fiscal 2007 from the Indian tax authorities (incorporating a transfer pricing order that we had received in November 2010) that assessed additional taxable income on WNS Global that could give rise to an estimated 854.4 million ($19.1 million based on the exchange rate on June 30, 2011) in additional taxes, including interest of 277.3 million ($6.2 million based on the exchange rate on June 30, 2011). In March 2011, we deposited 30.0 million ($0.7 million based on the exchange rate on June 30, 2011) with the Indian tax authorities pending resolution of the dispute. Further, in February 2011, we also received the orders of assessment, relating to certain of our other subsidiaries assessed for tax in India, that assessed additional taxable income for fiscal 2007 that could give rise to an estimated 462.7 million ($10.3 million based on the exchange rate on June 30, 2011) in additional taxes, including interest of 145.6 million ($3.3 million based on the exchange rate on June 30, 2011). In March 2011, we separately deposited 40.5 million ($0.9 million based on the exchange rate on June 30, 2011) with the Indian tax authorities pending resolution of the dispute. The orders of assessment involve issues similar to that alleged in the orders for fiscal 2005 and 2006. We have disputed the said orders of assessment before first level Indian appellate authorities.
Based on certain favorable decision from appellate authorities in previous years, certain legal opinions from counsel and after consultation with the Indian tax advisors, we believe that the chances of the aforementioned assessments, upon challenge, being sustained at the higher appellate authorities are remote and we intend to vigorously dispute the assessments and order. We have deposited a small portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.
In March 2009, we received from the Indian service tax authority an assessment order demanding payment of 346.2 million ($7.7 million based on the exchange rate on June 30, 2011) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by us to clients. In April 2009, we filed an appeal to the appellate tribunal against the assessment order and the appeal is currently pending. After consultation with the Indian tax advisors, we believe the chances that the assessment would be upheld against us are remote. We intend to continue to vigorously dispute the assessment.
No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.
Quantitative and Qualitative Disclosures about Market Risk
General
Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.
Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to loss. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.
Risk Management Procedures
We manage market risk through our treasury operations. Our senior management and our board of directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. Our foreign exchange committee, comprising the Chairman of the Board, our Group Chief Executive Officer and our Group Chief Financial Officer, is the approving authority for all our hedging transactions.
Components of Market Risk
Exchange Rate Risk
Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pound sterling, US dollars and Euros, a significant portion of our expenses for the three months ended June 30, 2011 (net of payments to repair centers made as part of our WNS Auto Claims BPO segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. We hedge a portion of our foreign currency exposures.
Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations for the three months ended June 30, 2011, a sensitivity analysis shows that a 10.0% appreciation in the pound sterling against the US dollar would have increased revenue for the three months ended June 30, 2011 by approximately $5.4 million. Similarly, a 10.0% appreciation in the Indian rupee against the US dollar would have increased expenses incurred and paid in Indian rupee for the three months ended June 30, 2011 by approximately $1.5 million.
To protect against exchange gains (losses) on forecasted inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted external and inter-company revenue denominated in foreign currencies with forward and option contracts.
Interest Rate Risk
Our exposure to interest rate risk arises principally from our borrowings which has a floating rate of interest, a portion of which is linked to the US dollar LIBOR and the balance of which is linked to the Bank of England base rate. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facility entered into in 2008, which we refinanced in 2010, we entered into interest rate swap agreements with banks in fiscal 2009. These swap agreements effectively converted the term loan from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loan. The outstanding swap agreements as of June 30, 2011 aggregated $74 million. Pursuant to our scheduled repayment installment of $20 million under the term loan facility on July 11, 2011, the amount outstanding under the swap agreements aggregated $54 million. Our use of derivative instruments is limited to effective fixed and floating interest rate swap agreements used to manage well-defined interest rate risk exposures.
We monitor our positions and do not anticipate non-performance by the counterparties. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures will be reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes.

Part III — Risk Factors
This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our ADSs could decline.
Risks Related to Our Business
The global economic conditions have been challenging and have had, and continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.
In Asia, Europe and the United States, market and economic conditions have been challenging with tighter credit conditions and slower growth since fiscal 2009. Since fiscal 2009 and continuing into fiscal 2012, continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for the economy globally. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have, since fiscal 2009 and continuing into fiscal 2012, contributed to extreme volatility.
These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the US and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the average pound sterling/US dollar exchange rate for fiscal 2011, 2010 and 2009 depreciated 2.6%, 7.2% and 14.3%, respectively, as compared to the average exchange rate for fiscal 2010, 2009 and 2008, respectively, which adversely impacted our results of operations. Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of the economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and insurance industry. If macroeconomic conditions worsens or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations specifically.
A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.
We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2011 and 2010, our five largest clients accounted for 54.3% and 53.0% of our revenue and 41.1% and 45.1% of our revenue less repair payments, respectively. In fiscal 2011, our three largest clients individually accounted for 16.4%, 13.2% and 12.2%, respectively, of our revenue as compared to 15.5%, 13.4% and 12.6%, respectively, in fiscal 2010. In fiscal 2011, our largest client, AVIVA, individually accounted for 20.4% of our revenue less repair payments compared to 23.1% in fiscal 2010.
First Magnus Financial Corporation, or FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. In fiscal 2007, FMFC accounted for 4.3% of our revenue and 6.8% of our revenue less repair payments. The loss of revenue from FMFC materially reduced our revenue in fiscal 2008.
Our prior contracts with another major client, Aviva International Holdings Limited, or AVIVA, provided Aviva Global, which was AVIVA’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune, India to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007, it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. We may, in the future, enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.
We have, through our acquisition of Aviva Global in July 2008, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility. We expect these facilities to continue to generate revenue for us under our master services agreement with AVIVA MS. Further, through our acquisition of Aviva Global, we also added three facilities in Bangalore, Chennai and Pune. We expect revenue from AVIVA under the AVIVA master services agreement to account for a significant portion of our revenue. We therefore expect our dependence on AVIVA to continue for the foreseeable future. The AVIVA master services agreement provides for a committed amount of volume. However, notwithstanding the minimum volume commitment, there are also terminations at will provisions which permit AVIVA to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee. These termination provisions dilute the impact of the minimum volume commitment.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable.
For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process outsourcing service provider or return work in-house.
Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the United States. Economic slowdowns or factors that affect these industries or the economic environment in Europe or the United States could reduce our revenue and seriously harm our business.
A substantial portion of our clients are concentrated in the banking, financial services and insurance, or BFSI, industry, and the travel and leisure industry. In fiscal 2011 and 2010, 66.5% and 65.4% of our revenue, respectively, and 44.2% and 48.4% of our revenue less repair payments, respectively, were derived from clients in the BFSI industry. During the same periods, clients in the travel and leisure industry contributed 13.8% and 16.3% of our revenue, respectively, and 23.0% and 24.3% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. Since the second half of fiscal 2009, there has been a significant slowdown in the growth of the global economy accompanied by a significant reduction in consumer and business spending worldwide. Certain of our targeted industries are especially vulnerable to the crisis in the financial and credit markets or to the economic downturn. A downturn in any of our targeted industries, particularly the BFSI or travel and leisure industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 1.0% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively. The downturn in the mortgage market could result in a further decrease in the demand for our services and adversely affect our results of our operations.
Further, since the second half of fiscal 2009, the downturn in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which have in turn decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environment in Europe and the United States, which continues to be weak. In fiscal 2011 and 2010, 76.8% and 74.9% of our revenue, respectively, and 61.3% and 62.6% of our revenue less repair payments, respectively, were derived from clients located in Europe. During the same periods, 22.2% and 24.5% of our revenue, respectively, and 37.0% and 36.5% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the United States). Any further weakening of the European or United States economy will likely have a further adverse impact on our revenue.
Other developments may also lead to a decline in the demand for our services in these industries. For example, the crisis in the financial and credit markets in the United States has led to a significant change in the financial services industry in the United States in recent years, with the United States federal government taking over or providing financial support to leading financial institutions and with leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.
We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. During fiscal 2011, 2010 and 2009, the attrition rate for our employees who have completed six months of employment with us was 43%, 32% and 31%, respectively. We cannot assure you that our attrition rate will not continue to increase. There is significant competition in the jurisdictions wherever we have operation centers, including India, the Philippines and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to maintain and renew existing engagements and obtain new businesses will depend largely on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports. The effective internal controls together with adequate disclosure controls and procedures are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our annual report on Form 20-F.
Based on its evaluation, management had concluded that as at March 31, 2010, our company’s disclosure controls and procedures and internal control over financial reporting were not effective due to a material weakness identified in the design and operating effectiveness of our controls over the recognition and accrual of repair payments to garages and the related fees in our Auto Claims BPO segment. In fiscal 2011, we implemented remediation measures to address the material weakness. Although management concluded that our company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2011, it is possible that in the future, material weaknesses could be identified in our internal controls over financial reporting and we could be required to further implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price.
Any changes in accounting standards can be difficult to predict and can materially impact how we report our financial results.
We have adopted IFRS, as issued by IASB with effect from April 1, 2011. From time to time, IASB changes its standards that govern the preparation of our financial statements. For example, IASB has proposed amendments to hedge accounting that can significantly change the way option contracts are accounted for. There is no assurance that the amendments will be adopted as proposed or at all or on the timing of any such amendments. Changes in accounting standards are difficult to anticipate and can significantly impact our financial condition and the results of our operations.
We may be unable to effectively manage our rapid growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.
Since we were founded in April 1996, and especially since Warburg Pincus & Co., or Warburg Pincus, acquired a controlling stake in our company in May 2002, we have experienced rapid growth and significantly expanded our operations. Our revenue has grown at a compound annual growth rate of 15.6% to $616.3 million in fiscal 2011 from $345.4 million in fiscal 2007. Our revenue less repair payments has grown at a compound annual growth rate of 13.9% to $369.4 million in fiscal 2011 from $219.6 million in fiscal 2007. Our employees have increased to 21,523 as at March 31, 2011 from 15,084 as at March 31, 2007. In January 2008, we established a new delivery center in Romania, which we expanded in fiscal year 2011. Our majority owned subsidiary, WNS Philippines Inc., established a delivery center in the Philippines in April 2008, which it expanded in fiscal 2010. Additionally, in fiscal 2010, we established a new delivery center in Costa Rica and streamlined our operations by consolidating our production capacities in various delivery centers in Bangalore, Mumbai and Pune. We now have delivery centers in six locations in India, the Philippines, Sri Lanka, the UK, Romania and Costa Rica. In fiscal 2012, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers. In February 2011, we received in-principal approval for the allotment of a piece of land on lease for a term of 99 years, measuring 5 acres in Tiruchirapalli Navalpattu, special economic zone, or “SEZ”, in the state of Tamil Nadu, India from Electronics Corporation of Tamil Nadu Limited (ELCOT) for setting up delivery centers in future.
We have also completed numerous acquisitions. For example, in July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and (2) a master services agreement with AVIVA MS pursuant to which we are providing BPO services to AVIVA’s UK business and AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. Aviva Global was the business process offshoring subsidiary of AVIVA. Through our acquisition of Aviva Global, we also added three facilities in Bangalore, Chennai and Sri Lanka in July 2008, and one facility in Pune in August 2008.
This rapid growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

We may not be successful in achieving the expected benefits from our transaction with AVIVA in July 2008, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Furthermore, the term loan that we have incurred to fund the transaction may put a strain on our financial position.
In July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired all the shares of Aviva Global and (2) the AVIVA master services agreement pursuant to which we are providing BPO services to AVIVA’s UK business and AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates. We completed our acquisition of Aviva Global in July 2008. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. In addition, through our acquisition of Aviva Global, we also acquired three facilities in Chennai, Bangalore and Sri Lanka in July 2008, and one facility in Pune in August 2008. The total consideration (including legal and professional fees) for this transaction with AVIVA amounted to approximately $249.0 million. We entered into a $200 million term loan facility with ICICI Bank UK Plc, or the 2008 Term Loan, as agent, to fund, together with cash on hand, the consideration for the transaction. In July 2010, we refinanced the outstanding $115 million amount under this facility with cash on hand and proceeds from a new term loan facility for $94 million, or the 2010 Term Loan, pursuant to a facility agreement dated July 2, 2010 with The Hongkong and Shanghai Banking Corporation Limited, Hong Kong, DBS Bank Limited, Singapore and BNP Paribas, Singapore. See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” We cannot assure you that we will be able to grow our revenue, expand our service offerings and market share, or achieve the accretive benefits that we expected from our acquisition of Aviva Global and the AVIVA master services agreement.
Furthermore, the 2010 Term Loan may put a strain on our financial position. For example:
•	it could increase our vulnerability to general adverse economic and industry conditions;

•
it could require us to dedicate a substantial portion of our cash flow from operations to payments on the 2010 Term Loan, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	it requires us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	it limits our ability to incur additional borrowings or raise additional financing through equity or debt instruments; and

•	it imposes certain financial covenants on us which we may not be able to meet and this may cause the lenders to accelerate the repayment of the balance loan outstanding.
The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.
We have operations in Costa Rica, India, the Philippines, Romania, Sri Lanka, the UK, the US, and we service clients across Asia, Europe, and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in Australia, China, Costa Rica, India, Mauritius, the Netherlands, the Philippines, Romania, Singapore, Sri Lanka, UAE, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:
•
significant currency fluctuations between the US dollar and the pound sterling (in which our revenue is principally denominated) and the Indian rupee (in which a significant portion of our costs are denominated);

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in regulatory requirements;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.
The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.
Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations.
Although substantially all of our revenue is denominated in pound sterling or US dollars, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees. We report our financial results in US dollars and our results of operations would be adversely affected if the Indian rupee appreciates against the US dollar or the pound sterling depreciates against the US dollar. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.
The average Indian rupee/US dollar exchange rate was approximately 45.57 per $1.00 in fiscal 2011, which represented an appreciation of the Indian rupee of 4.0% as compared with the average exchange rate of approximately 47.46 per $1.00 in fiscal 2010, which in turn represented a depreciation of the Indian rupee of 3.0% as compared with the average exchange rate of approximately 46.10 per $1.00 in fiscal 2009. The average pound sterling/US dollar exchange rate was approximately £0.64 per $1.00 in fiscal 2011, which represented a depreciation of the pound sterling of 2.6% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2010, which in turn represented a depreciation of the pound sterling of 7.2% as compared with the average exchange rate of approximately £0.58 per $1.00 in fiscal 2009.
Our results of operations may be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling depreciates against the US dollar. We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.
Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.
We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the UK, the US and elsewhere. For example, many organizations and public figures in the UK and the US have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries.
Such concerns have led to proposed measures in the United States, including in connection with the Troubled Asset Relief Program, that are aimed at limiting or restricting outsourcing. There is also legislation that has been enacted or is pending at the State level in the United States, with regard to limiting outsourcing. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, it is possible that legislation could be adopted that would restrict US private sector companies that have federal or state governmental contracts from outsourcing their services to offshore service providers or that could have an adverse impact on the economics of outsourcing for private companies in the US. Such legislation could have an adverse impact on our business with US clients.
Such concerns have also led the United Kingdom and other European Union, or EU, jurisdictions to enact regulations which allow employees who are dismissed as a result of transfer of services, which may include outsourcing to non-UK/EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage EU companies from outsourcing work offshore and/or could result in increased operating costs for us.

In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.
Our senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.
Our future success substantially depends on the performance of the members of our senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process outsourcing industry, and we may not be able to retain our key personnel. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows. A loss of several members of our senior management at the same time or within a short period may lead to a disruption in the business of our company, which could materially adversely affect our performance.
Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.
Salaries and related benefits of our operations staff and other employees in India are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process outsourcing to India, and increased competition for skilled employees in India may reduce this competitive advantage. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.
Further, following our acquisitions of Aviva Global, Business Application Associates Limited, or BizAps, and Chang Limited, our operations in the UK have expanded and our wage costs for employees located in the UK now represent a larger proportion of our total wage costs. Wage increases in the UK may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.
Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.
Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the year-end holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of the Influenza A (H1N1) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to providing us with a specific volume of business.
In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

Employee strikes and other labor-related disruptions may adversely affect our operations.
Our business depends on a large number of employees executing client operations. Strikes or labor disputes with our employees at our delivery centers may adversely affect our ability to conduct business. Our employees are not unionized, although they may in the future form unions. We cannot assure you that there will not be any strike, lock out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.
Our clients’ business operations are subject to certain rules and regulations such as the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and Health Information Technology for Economic and Clinical Health Act in the US and the Financial Services Act in the UK. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Indian laws to obtain and maintain permits and licenses for the conduct of our business. If we fail to comply with any applicable rules or regulations, or if we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.
Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.
The terms of our client contracts typically range from three to eight years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2012 (including work orders/statement of works that will expire on or before March 31, 2012 although the related master services agreement has been renewed) represent approximately 11% of our revenue and 18% of our revenue less repair payments from our clients in fiscal 2011. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.
Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.
In many of our client contracts, we agree to include certain provisions which provide for downward revision of our prices under certain circumstances. For example, certain contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to twelve months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.
Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue. Some of our client contracts also contain provisions that would require us to pay penalties to our clients if we do not meet pre-agreed service level requirements. Failure to meet these requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows.

We enter into long-term contracts with our clients, and our failure to estimate the resources and time required for our contracts may negatively affect our profitability.
The terms of our client contracts typically range from three to eight years. In many of our contracts, we commit to long-term pricing with our clients and therefore bear the risk of cost overruns, completion delays and wage inflation in connection with these contracts. If we fail to estimate accurately the resources and time required for a contract, future wage inflation rates or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our revenue and profitability may be negatively affected. Some of our client contracts do not allow us to terminate the contracts except in the case of non-payment by our client. If any contract turns out to be economically non-viable for us, we may still be liable to continue to provide services under the contract.
Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.
Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain engagement revenue, margins and cash flows over increasingly longer contract periods and general economic and political conditions.
Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency.
We have incurred losses in the past. We may not be profitable in the future and may not be able to secure additional business.
We incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. We expect our selling, general and administrative expenses to increase in future periods. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur losses.
If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.
Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will result in lower payment to us. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.
Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in India, Costa Rica, the Philippines, Romania, Sri Lanka and the UK, our international technology hubs in the US and the UK and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract. Although our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.
We are liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through a breach of our computer systems, through our employees or otherwise.
We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality on the information we receive from them. We seek to implement measures to protect sensitive and confidential client data and have not experienced any material breach of confidentiality to date. However, if any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws. Although we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our data centers could have a negative impact on our reputation which would harm our business.
We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, we acquired Aviva Global in July 2008, BizAps in June 2008, Chang Limited in April 2008, and Flovate Technologies Limited, or Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), in June 2007. In March 2008, we entered into a joint venture with Advanced Contact Solutions, Inc., or ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale or investments on reasonable terms, have access to the capital required to finance potential acquisitions or investments, or be able to consummate any acquisition or investments. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects. In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For example, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results. Future acquisitions or joint ventures may also result in the incurrence of indebtedness or the issuance of additional equity securities and may present difficulties in financing the acquisition on attractive terms. Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we may be able to claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions and joint ventures also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 and may be required to record a significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.
As at March 31, 2011, we had goodwill and intangible assets of approximately $94.0 million and $156.6 million, respectively, which primarily resulted from the purchases of Aviva Global, BizAps, Chang Limited, Flovate, Marketics Technologies (India) Private Limited, or Marketics, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance) and WNS Global Services Private Limited, or WNS Global. Of the $156.6 million of intangible assets as at March 31, 2011, $151.2 million pertain to our purchase of Aviva Global. Under US GAAP, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 relating to Trinity Partners. If, for example, the insurance industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisition of Aviva Global, we may have to record an impairment of all or a portion of the $151.2 million of intangible assets relating to our purchase of Aviva Global. Although our impairment review of goodwill and intangible assets in fiscal 2011, 2010 and 2009 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.
Our facilities are at risk of damage by natural disasters.
Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, during floods caused by typhoons in Manila, Philippines in September 2009, our delivery center was rendered inaccessible and our associates were not able to commute to the delivery center for a few days, thereby adversely impacting our provision of services to our clients. During the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may also lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.
Our largest shareholder, Warburg Pincus, is able to significantly influence our corporate actions, and may also enter into transactions that may result in a change in control of our company.
Warburg Pincus beneficially owns approximately 48.1% of our shares. As a result of its ownership position, Warburg Pincus has the ability to significantly influence matters requiring shareholder and board approval including, without limitation, the election of directors, significant corporate transactions such as amalgamations and consolidations, changes in control of our company and sales of all or substantially all of our assets. Actions that are supported by Warburg Pincus are very likely to be taken and the interests of Warburg Pincus may differ from the interests of other shareholders of our company.
A change in control or potential change in control transaction may consume management time and company resources and may have a material adverse impact on our business.
In July 2009, our Board of Directors received unsolicited offers from a few financial institutions and strategic investors to buy a majority or all of the ordinary shares of our company. While such offers or proposed sale may not result in the consummation of a change in control transaction, consideration and evaluation of such offers may consume management time and company resources and distract management’s attention. Warburg Pincus, our 48.1% shareholder, may also seek to sell all or a substantial portion of its shareholding in our company, which may result in a change in control in our company. A potential change in control may cause uncertainty among our employees, our creditors and other stakeholders, and may thereby have a material adverse impact on our business. If a change in control transaction is consummated, many of our client contracts may entitle those clients to terminate the client contract with our company. Any of the foregoing events could have a material adverse effect on our business, results of operations, financial condition and cash flows, as well as cause our ADS price to fall.

We have certain anti-takeover provisions in our Articles of Association that may discourage a change in control.
Our Articles of Association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include:
•	a classified Board of Directors with staggered three-year terms; and

•
the ability of our Board of Directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our Board of Directors to increase the number of outstanding shares and prevent or delay a takeover attempt.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.
It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.
We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and virtually all of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.
We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.
The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process outsourcing and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate.
Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.

We are incorporated in Jersey, Channel Islands and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.
As a company incorporated in Jersey, Channel Islands, we enjoy tax benefits that result in us not having to pay taxes in Jersey. In late 2009 it was reported that concerns had been raised by some members of the European Union’s Economic and Financial Affairs Council, or ECOFIN, Code of Conduct Group that the current tax regime for companies in Jersey, known as “zero-ten”, could be interpreted as being outside the spirit of the EU Code of Conduct for Business Taxation, or the Code. In the light of this, the Treasury and Resources Minister of the States of Jersey announced a review of business taxation in Jersey in his budget speech on December 8, 2009. In a review undertaken on January 31, 2011 by the EU Council’s High Level Working Party on tax issues, or HLWP, it was concluded that the personal tax provisions known as the “deemed distribution” and “attribution” rules were in fact a business tax measure, and were therefore within the scope of the Code.
On February 15, 2011, and in the light of the HLWP’s conclusions, the States of Jersey announced that the zero-ten regime will remain in place but that, as part of its good neighbor policy, Jersey will amend it by repealing the deemed distribution and attribution rules with effect from January 1, 2012. In its meeting on February 17, 2011 the Code of Conduct Group assessed the existing zero-ten regime as harmful under the Code without considering Jersey’s proposals to amend it (although the Code of Conduct Group acknowledged and welcomed the proposals to amend it and agreed to review the proposals at a future meeting). ECOFIN met on June 20, 2011 to formally complete the assessment of Jersey’s tax existing zero-ten regime, again without considering Jersey’s proposals to amend it. The Code of Conduct Group is expected to assess the amended zero-ten regime in September 2011, with a final decision on the proposed amendments expected from ECOFIN in December 2011.
Although it is not anticipated that the way in which either we or our shareholders not resident in Jersey are taxed in Jersey will change, the Code of Conduct Group still has to meet in September 2011 and ECOFIN still has to meet in December 2011 to consider Jersey’s proposals to amend the zero-ten regime. Nonetheless, we cannot assure you that in the future the current taxation regime applicable in Jersey will not be amended and render us liable for taxation.

Risks Related to Key Delivery Locations
A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.
Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process outsourcing industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. Various factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members or the formation of a new unstable government with limited support, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. The Government of India may decide to introduce the reservation policy. According to this policy, all companies operating in the private sector in India, including our subsidiaries in India, would be required to reserve a certain percentage of jobs for the economically underprivileged population in the relevant state where such companies are incorporated. If this policy is introduced, our ability to hire employees of our choice may be restricted. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation policies), social stability or other political, economic or diplomatic developments affecting India in the future.
India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, on the value of our ADSs and on your investment in our ADSs.
If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.
We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.
For example, the majority of our Indian operations were eligible to claim income-tax exemption with respect to profits earned from export revenue from operating units registered under STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. We had 13 delivery centers for the year ended March 31, 2011 eligible for the income tax exemption, which expired on April 1, 2011 for all the units. We incurred minimal income tax expense on our Indian operations in fiscal 2011 as a result of this tax exemption, compared to approximately $13.6 million that we would have incurred if the tax exemption had not been available for the period. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India is subject to the annual tax rate of 32.45%. As a result, we expect our tax expense to materially increase in this fiscal 2012 and going forward.
Further, in 2005, the Government of India implemented the Special Economic Zones Act, 2005, or the SEZ legislation, with the effect that taxable income of new operations established in designated special economic zones, or SEZs, may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. We have a delivery center located in Gurgaon, India registered under the SEZ scheme and eligible for 100% income tax exemption until fiscal 2012, and 50% income tax exemption from fiscal 2013 till fiscal 2022. During fiscal 2012, we have also started operations in delivery centers in Pune & Navi Mumbai, India registered under the SEZ scheme and eligible for 100% income tax exemption until fiscal 2016 and 50% income tax exemption from fiscal 2017 till 2026. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and the SEZ legislation may be challenged by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining the benefits under the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of operations in the SEZ’s. Further, the Government of India, pursuant to the Indian Finance Act, 2011, has levied minimum alternate tax, or MAT, on the profits earned by the SEZ units at the rate of 20.01%.
We have operations in Costa Rica and Philippines which are also eligible for tax exemptions which expire in fiscal 2017 and fiscal 2013, respectively. Our operations in Sri Lanka are also eligible for tax exemptions. We incurred minimal income tax expense on our Sri Lanka operations in fiscal 2011 as a result of the tax holiday, compared to approximately $0.5 million that we would have incurred if the tax holiday had not been available for the period. The tax holiday our Sri Lankan subsidiary initially relied upon expired in fiscal 2011. However, the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This enables our Sri Lankan subsidiary to continue to claim tax exemption under the Sri Lankan Inland Revenue Act following the expiry of the tax holiday.
We incurred minimal income tax expense on our operations in Philippines, Sri Lanka and SEZ operations in India in the first three months of fiscal 2012 as a result of the tax holidays described above, compared to approximately $0.3 million that we would have incurred if the tax holiday had not been available for the period.
When our tax holiday expires or terminates, or if the applicable government withdraws or reduces the benefits of a tax holiday that we enjoy, our tax expense will materially increase and this increase will have a material impact on our results of operations.
The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns.
We are subject to transfer pricing and other tax related regulations and any determination that we have failed to comply with them could materially adversely affect our profitability.
Transfer pricing regulations to which we are subject require that any international transaction among WNS and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

We may be required to pay additional taxes in connection with audits by the Indian tax authorities.
From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have a few orders of assessment outstanding that we believe could be material to our company given the magnitude of the claim. For example, in January 2009, we received an order of assessment from the Indian tax authorities that assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated 728.1 million ($16.3 million based on the exchange rate on June 30, 2011) in additional taxes, including interest of 225.9 million ($5 million based on the exchange rate on June 30, 2011). The assessment order alleges that the transfer price we applied to international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us. We had disputed the said order of assessment before a first level Indian appellate authority. In November 2010, we received the order from the first level Indian appellate authority for fiscal 2005 deciding the issues in our favor. However, the order has been contested before higher appellate authorities by the Indian tax authorities.
In November 2009, we received a draft order of assessment for fiscal 2006 from the Indian tax authorities (incorporating a transfer pricing order that we had received in October 2009). We had disputed the draft order of assessment before Dispute Resolution Panel, or DRP, a panel set up by Government of India as an alternative to first appellate authority. In September 2010, we received the DRP order, as well as the order of assessment giving effect to DRP order, that assessed additional taxable income for fiscal 2006 on WNS Global that could give rise to an estimated 457.3 million ($10.2 million based on the exchange rate on June 30, 2011) in additional taxes, including interest of 160.4 million ($3.6 million based on the exchange rate on June 30, 2011). The assessment order involves issues similar to that alleged in the order for fiscal 2005. Further, in September 2010, we also received the DRP orders, as well as the orders of assessment giving effect to the DRP orders, relating to our certain other subsidiaries assessed for tax in India, that assessed additional taxable income for fiscal 2006 that could give rise to an estimated 273.2 million ($6.1 million based on the exchange rate on June 30, 2011) in additional taxes, including interest of 95.4 million ($2.1 million based on the exchange rate on June 30, 2011). The DRP orders as well as assessment orders allege that the transfer price we applied to international transactions with its related parties were not appropriate and taxed certain receipts claimed by us as not taxable. We have disputed these orders before higher appellate tax authorities.
In February 2011, we received the order of assessment for fiscal 2007 from the Indian tax authorities (incorporating a transfer pricing order that we had received in November 2010) that assessed additional taxable income on WNS Global that could give rise to an estimated 854.4 million ($19.1 million based on the exchange rate on June 30, 2011) in additional taxes, including interest of 277.3 million ($6.2 million based on the exchange rate on June 30, 2011). Further, in February 2011, we also received the orders of assessment, relating to certain of our other subsidiaries assessed for tax in India, that assessed additional taxable income for fiscal 2007 that could give rise to an estimated 462.7 million ($10.3 million based on the exchange rate on June 30, 2011) in additional taxes, including interest of 145.6 million ($3.3 million based on the exchange rate on June 30, 2011). The orders of assessment involve issues similar to that alleged in the orders for fiscal 2005 and 2006. We have disputed the said orders of assessment before first level Indian appellate authorities.
Based on certain favorable decision from appellate authorities in previous years, certain legal opinions from counsel and after consultation with the Indian tax advisors, we believe that the chances of the aforementioned assessments, upon challenge, being sustained at the higher appellate authorities are remote and we intend to vigorously dispute the assessments and order. We have deposited a small portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.
In March 2009, we received from the Indian service tax authority an assessment order demanding payment of 346.2 million ($7.7 million based on the exchange rate on June 30, 2010) of service tax and penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by us to clients. In April 2009, we filed an appeal to the appellate tribunal against the assessment order and the appeal is currently pending. After consultation with the Indian tax advisors, we believe the chances that the assessment would be upheld against us are remote. We intend to continue to vigorously dispute the assessment.
No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows.
There can also be no assurance that we will not receive similar or additional orders of assessment in the future. See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Tax Assessment Orders” for more details on these assessments.
Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and materially adversely affecting our business, results of operations, financial condition and cash flows.
Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.
The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws, or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
If more stringent labor laws become applicable to us, our profitability may be adversely affected.
India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process outsourcing industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.
Risks Related to our ADSs
Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.
Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or pay for acquisitions using our equity securities. As at June 30, 2011, we had 44,500,684 ordinary shares outstanding, including 22,506,533 shares represented by 22,506,533 ADSs. In addition, as at June 30, 2011, there were options and RSUs outstanding under our 2002 Stock Incentive Plan and our Amended and Restated 2006 Incentive Award Plan to purchase a total of 3,051,865 ordinary shares or ADSs. All ADSs are freely transferable, except that ADSs owned by our affiliates, including Warburg Pincus, may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may be sold in the United States if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.
The market price for our ADSs may be volatile.
The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our three monthly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process outsourcing;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company.
In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
Holders of ADSs may be restricted in their ability to exercise voting rights.
At our request, the depositary of the ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.
As a foreign private issuer, we are not subject to the proxy rules of the Commission, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.
We may be classified as a passive foreign investment company which could result in adverse United States federal income tax consequences to US Holders.
We believe we are not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for the year ended March 31, 2011. However, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year. A non-US corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. As noted in our annual report for our taxable year ended March 31, 2007, our PFIC status in respect of our taxable year ended March 31, 2007 was uncertain. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: July 21, 2011

WNS (HOLDINGS) LIMITED

By:	/s/ Alok Misra Name: Alok Misra
Title: Group Chief Financial Officer